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REGISTRANT'S NAME Davide Campari Milano

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DATE : 5/14/02

82-5203

ARS

12-31-01

02 MAY -8 AM 10:12

Davide Campari Milano SpA


CAMPARI
Bitter
Milano
DAVIDE CAMPARI MILANO

RED LANGUAGE.

This document contains the translation into English of the Full Consolidated Financial statements of Davide Campari-Milano S.p.A. as at 31 December 2001, as well as of the relevant accompanying notes and reports.

The translation is provided for your convenience only, for any information in respect of Davide Campari-Milano S.p.A. the original financial statements in Italian "Bilancio consolidato al 31 dicembre 2001" should be exclusively relied upon.

Davide Campari - Milano S.p.A.

Consolidated financial statements as at 31 December 2001

Contents

Corporate Officers

Board of Directors[1]

Luca Garavoglia	*Chairman*
Jörn Böttger	*Managing Director and Chief Operating Officer Italy*
Vincenzo Caianiello	*Director and Member of the Appointments and Remuneration Committee*[2]
Carlo P. Campanini Bonomi	*Director*[3]
Cesare Ferrero	*Director and Member of the Audit Committee*
Franzo Grande Stevens	*Director and Member of the Appointments and Remuneration Committee*
Paolo Marchesini	*Director and Chief Financial Officer*
Marco P. Perelli-Cippo	*Managing Director and Chief Executive Officer*
Giovanni Rubboli	*Director, Member of the Audit Committee and Member of the Appointments and Remuneration Committee*
Renato Ruggiero	*Director*[3]
Stefano Saccardi	*Managing Director and Officer Legal Affairs and Business Development*
Vincenzo Visone	*Director and Chief Operating Officer International*
Marco Vitale	*Director and Member of the Audit Committee*
Machiel Anton Zondervan	*Director*

(1) In office until approval of the financial statements for fiscal year 2003, as per resolution of 2 May 2001.
(2) In office following the resignation of the Director and Member of the Appointments and Remuneration Committee Renato Ruggiero, by co-optation effective 23 June 2001; the term of appointment will expire at the time of the next Shareholders' Meeting.
(3) In office following the resignations of Directors Geert Gaarnat and Nicolaas J.M. Kramer, by co-optation effective 4 March 2002; the term of appointment will expire at the time of the next Shareholders' Meeting.

By its resolution of 2 May 2001, the Shareholders' Meeting confirmed the vesting of Chairman Luca Garavoglia with all powers under the law and the Company's by-laws.
By its resolution of 7 May 2001, the Board of Directors vested the Managing Directors Marco P. Perelli-Cippo, Jörn Böttger and Stefano Saccardi with the following powers:
- Individual signature: powers of ordinary representation and management, within value or time limits set out for each category of deeds;
- With dual combined signature: powers of representation and management for given categories of deeds, within value or time limits deemed to exceed ordinary activities.

Board of Statutory Auditors[4]

Umberto Tracanella	*Chairman*
Marco Di Paco	*Member*
Antonio Ortolani	*Member*
Angeloguido Mainardi	*Alternative Member*
Giuseppe Pajardi	*Alternative Member*
Mario Tracanella	*Alternative Member*

(4) In office until approval of the financial statements for fiscal year 2003, as per resolution of 2 May 2001

Independent Auditors[5]

Reconta Ernst & Young S.p.A. - Milano

(5) Appointed for the audit of the financial statements 2001-2002-2003 by the Shareholders' Meeting of 1 March 2001.

Introduction

The year 2001, characterized by particularly challenging macroeconomic conditions, was an important period that represented a turning point in the history of the Campari Group, because of the strategic relevance of the acquisitions it carried out, of the effects deriving from the success of the Group's initial listing on the Stock Exchange, and, lastly, of the achievement of excellent financial results.

Among the most significant events occurred during the fiscal year or immediately after its closure, the following can be noted, in chronological order:

- In January, the acquisition of UDV assets in Brazil, which allowed the Group:
  - to enrich its portfolio with leading brands in a young market with enormous growth potential;
  - to grow in the most profitable segment (spirits);
  - to increase the geographic diversification of its activities;
  - significantly to enhance its presence in Brazil, which is the biggest market for the *Campari* brand in volume terms.

- In May, the Group terminated its agreement with the previous distributor and started the direct marketing of *Cinzano* products on the Italian market, deemed essential for the brand reinvigoration.

- In July, the Group's listing on the Stock Exchange, which:
  - enhanced the Group's visibility in financial markets;
  - exponentially increased the ability to obtain risk and/or debt capital, to the benefit of the current strategy of external growth through external acquisitions;
  - performed a very useful role as a catalyst in managers' professional growth process.

- In December, the stipulation of the agreement that allowed the Group to obtain, as of January 2002, control of Skyy Spirits, LLC, owner of *Skyy Vodka*, one of the fastest growing brands in the industry worldwide. For this transaction, aside from the obvious intrinsic quality of the acquisition, it is worthwhile to stress the strategic value connected:
  - with the achievement of a relevant position in the United States, the world's largest and richest spirits market;
  - with the deriving substantial increase in the Group's capability to successfully pursue its current strategy of growth through external acquisitions;
  - with the opportunity to benefit from collaboration with a highly experienced and successful management team.

- In January 2002, upon completion of the design stage which lasted throughout 2001, kick-off of work for the construction of the new production plant in Novi Ligure. The new plant, initially destined to produce only sparkling wines and *Cinzano* vermouth, will allow, in the medium term, to accomplish the indispensable rationalization of the Group's production facilities.
- Lastly, also in January 2002, the acquisition of 100% of Zedda Piras S.p.A. and of 67.62% of Sella e Mosca S.p.A. The acquisition of Sella & Mosca, Sardinia's foremost grape and wine producing company, owner of about 600 hectares of land (500 hectares of vineyards) with an appreciable product portfolio focused on medium to high quality wines, marks the Group's entry into the still wines market. Given the consolidation potential of Italy's grape and wine industry, the strategic objective of this acquisition is to develop, in the medium term, a pooling of Italian wine producing companies, able to offer a diversified product portfolio and benefit from the growth potential of this very promising market.

Lastly, with the acquisition of Zedda Piras, producer of the Sardinian myrtle liqueur by the same name, the Group saw an opportunity to acquire a brand leader in a market segment, that of fruit-based liqueurs, which in recent years has shown attractive growth rates. The short term goal is to enhance the brand's presence in the rest of Italy and to establish Zedda Piras myrtle liqueur as an alternative to *limoncello*, a product category that has completed its expansion stage and is now in the advanced maturity stage.

The paragraphs that follow provide a more detailed description of the events outlined above.
In regard to income, the Campari Group's excellent performance in 2001 can be summarized as follows:

	€ millions		
	2001	2000	% Variation
Sales net of discounts and excise duties	494.3	434.0	13.9%
EBITDA before non recurring costs	120.0	105.7	13.5%
EBITDA	114.5	104.7	9.4%
EBITA[1] before non recurring costs	105.7	94.3	12.0%
EBITA[1]	100.1	93.2	7.3%
EBIT before non recurring costs	94.2	86.4	9.0%
EBIT	88.6	85.3	3.9%
Net income	63.4	52.8	20.0%

(1): EBITA: EBIT before goodwill and trademark amortization

Net sales, defined as sales net of discounts and excise duties, grew by 13.9%; the rate of growth attained, double-digit for the third consecutive fiscal year, enabled the compound annual growth rate (CAGR) of sales for the 1998-2001 time frame to reach 14.0%.
This result was achieved thanks to the consistent implementation of the development strategy, based on the twin pillars of growth through acquisitions and focused marketing support to the existing product portfolio.

Significant Events

Brazilian Acquisition

On 31 January 2001 the Campari Group completed the acquisition from the UDV Group ("UDV") of the Brazilian company UDV Industria e Comercio Ltda. ("UDVIC"), owner, also through affiliated companies, of leading brands in the Brazilian and Uruguayan markets, such as *Dreher, Old Eight, Drury's, Liebfraumilch* and *Gregson's*.
Among the Brazilian assets acquired are, in addition to the brands mentioned above, two plants with considerable capacity for spirits production. Concurrently with the described acquisition, a contract was stipulated with UDV for the license to manufacture the following brands for the Brazilian market: *Smirnoff, Smirnoff Ice, Bell's Scotch whisky, Gilbey's gin, Master's Choice* and *Berro De Agua.*
In regards to operating management, during 2001 the commercial and administrative integration of the acquired assets was successfully completed. In the Sorocaba production facility, the larger of the two recently acquired, during the fiscal year the Group completed the investment that, starting in January 2002, allowed to move the production of *Campari, Jägermeister* and *Cynar* to this plant, and simultaneously to decommission the Barueri facility.

Distribution of *Cinzano* in Italy and Share repurchase

During the first months of the year, an agreement was reached with the licensee F.lli Gancia S.p.A., whereby, starting on May 1st, 2001, marketing of *Cinzano* vermouth and sparkling wines in Italy was transferred to the subsidiary Campari S.p.A.
The agreement reached with F.lli Gancia S.p.A. also provided for 6% of the shares representing the stock capital of Cinzano Investimenti e Partecipazioni S.p.A. to be reacquired by the subsidiary Campari-Crodo S.p.A. Following this acquisition, the Group, owning 100% of the stock capital of Cinzano Investimenti e Partecipazioni S.p.A and of its subsidiary Francesco Cinzano & C.ia S.p.A., owner of the *Cinzano* brand, in view of the ongoing plan to simplify and rationalize its structure, completed the merger of Cinzano Investimenti e Partecipazioni S.p.A into Campari-Crodo S.p.A..

Listing

On 13 June 2001, Borsa Italiana S.p.A., by its directive n. 1734, ordered that common stock of Davide Campari-Milano S.p.A. be allowed for trading on the *Mercato Telematico Azionario* (Automated Equity Market, MTA); on 20 June 2001 CONSOB, with its note n. 1049199, granted its authorization for listing on the Stock Exchange.

Davide Campari-Milano S.p.A. shares (Reuters: CPR.MI and Bloomberg: CPR IM) have been listed on the *Mercato Telematico Azionario* (MTA), Blue Chips segment, since 6 July 2001.
The listing was structured through a Global Initial Public Offering of 12,705,000 common shares for the public in Italy and for professional investors and institutional investors in Italy and in foreign countries, including the United States of America in accordance with Rule 144A of the Securities Act of 1933. Within the Initial Public Offer, a portion of the shares was set aside for employees and directors of the Parent Company and of the Italian companies it controls, while another portion was set aside for their agents and wholesalers.
To execute this project, in addition to the changes required to make the Parent Company's by-laws and procedures compliant with corporate governance rules, the Company also strengthened its administrative and accounting structures in order to comply with the additional financial disclosure obligations prescribed for publicly listed companies.

Sales performance

In 2001, the Campari Group's sales amounted to € 494.3 million, up 13.9% from the previous year, when net sales were € 434.0 million.
As the table below shows, the change in the consolidation perimeter had a very significant impact, accounting for a growth of 9.9% overall.
This growth was almost entirely caused by sales of the brands involved with the Brazilian acquisition: in the eleven consolidated months of 2001, they were € 42.3 million.
Net sales from the product portfolio existing as of 31 December 2000, on the other hand, had a satisfactory growth rate of 4.0% which, after filtering out the negative effects deriving from exchange rate fluctuations, would in fact amount to 5.5%.
The variations in average exchange rates for the fiscal year relative to the previous one caused a negative effect quantifiable as 1.5% of net sales in 2001; such erosion was mainly brought about by the Brazilian Real, whose rate relative to the € dropped 24.5%, but also, to a considerable extent, by the Japanese Yen, which lost 9.2% of its value.

	€ milion	% over 2000
Net sales 2001	494.3	
Net sales 2000	434.0	
Total variation	60.3	13.9%
Whereof:		
– Brazilian acquisition	42.3	9.7%
– Granini fruit juice distribution	0.7	0.2%
Total impact of new consolidation perimeter	43.0	9.9%
– organic growth before discounting exchange rate effect	24.0	5.5%
– effect of exchange rate variations	–6.7	–1.5%
Net organic growth	17.3	4.0%

The details of net sales deriving from the Brazilian acquisition are as follows:

	€ milioni	% of total
By business area		
Dreher	23.1	54.7%
Admix whiskies	15.8	37.3%
Spirits	38.9	91.9%
Liebfraumilch	1.2	2.8%
Wines	1.2	2.8%
copacking + other	2.2	5.3%
Other sales	2.2	5.3%
Total	42.3	100.0%
By market		
Americas	42.3	100.0%
Total	42.3	100.0%

The table below shows sales distribution and trend by geographical area.

(€ milion)	2001		2000		Variation %
Italy	263.5	53.3%	249.2	57.4%	5.8%
EU countries	109.4	22.1%	106.5	24.5%	2.8%
Americas	76.7	15.5%	36.3	8.4%	111.1%
Other European countries	21.8	4.4%	20.5	4.7%	6.0%
Rest of the world	22.9	4.6%	21.5	5.0%	6.1%
Total	494.3	100.0%	434.0	100.0%	13.9%

The consolidation of the Brazilian acquisition considerably changed the geographic distribution of sales in favor of the Americas area, where total sales were € 76.7 million; the incidence of this area, with its growth rate of 111% over the year 2000, over the Group's total net sales went from 8.4% to 15.5%. It should also be stressed that in the Americas area, even with a homogeneous consolidation perimeter with respect to 2000, two thirds of sales were achieved in the Brazilian market, so the negative effects connected with Real devaluation relative to the € eroded, to some extent, this area's sales.

The other geographical areas, as a direct consequence of the important effect of the Brazilian acquisition, saw the percentage weight of the sales on the Group's total, although in absolute terms they all grew relative to the previous year; in particular:

- in Italy, sales grew by 5.8%, due only to a minimal extent, 0.3%, to the launch of *Granini* fruit juices marketing and to a predominant extent, 5.5%, to the good performance of the products in the portfolio. Particularly noteworthy are the good results of the core brands, that benefited from sizable communication investments: for instance, *Crodino* which, also thanks to the support of the new, successful advertising campaign, posted 9.3% growth in 2001, as well as *Campari* and *CampariSoda*, which grew by 6.7% and 3.6% respectively.

Sales on the Italian market also benefited particularly from the positive launch of the direct marketing of *Cinzano* products, whose net sales in 2001 reached € 10.0 million versus € 3.2 million achieved during the previous fiscal year.

- in other EU markets, which together account for 22% of the Group's business, sales growth, smaller at 2.8%, appeared to be strongly influenced by the performance of the important German market. Although sales in Germany grew by 2.0% overall, they were characterized by a contraction of *Campari* - down 4.1% - only partly mitigated by the more than satisfactory trends of *Cinzano*, *Cynar* and *Ouzo12*.

Spain, France, and Greece, representing respectively the second, third, and fourth largest markets in the EU area, had very positive sales trends, with double-digit growth rates.

- in non-EU European markets, accounting for slightly more than 4% of the Group's sales, growth was 6.0%, substantially driven by the key contribution of the Swiss market.
- in the rest of the world, area which includes Asia, Africa and Oceania, and which in 2001 accounted for slightly less than 5% of the Group's total, sales grew by 6.1%. However, it is important to note that in the two most important markets, Japan and Australia, penalizing exchange rates had a very strong impact on sales, such that growth in this area, at unchanged exchange rates, would have been 13.6%.

Sales performance by business area is summarized in the table below:

(€ milion)	2001		2000		% Variation
Spirits	283.8	57.4%	235.3	54.2%	20.6%
Wines	73.6	14.9%	67.9	15.6%	8.4%
Soft drinks	127.4	25.8%	124.3	28.6%	2.5%
Other	9.5	1.9%	6.5	1.5%	45.3%
Total	494.3	100.0%	434.0	100.0%	13.9%

Spirits

The Campari Group's good overall performance in this segment in 2001 can be summarized in the improvement of the market share in volume terms, as shown by the following comparisons:
- the market grew by 1.1% (measured variation of the 2001 / 2000 sales volumes of the first 100 premium distilled spirit brands in the world; source: Impact);
- the Campari Group grew by 2.5% (variation of the 2001 / 2000 sales volumes of the spirits segment with unchanged consolidation perimeter).

Spirits segment sales in 2001 reached € 283.8 million, accounting for 57.4% of total Group sales and posting a 20.6% growth over the previous fiscal year.
This considerable growth rate can be ascribed:
- for 16.5% to the consolidation of the Brazilian acquisition;
- for 4.1% to the organic growth of the products in the portfolio, which, if measured before the negative exchange rate effects, quantifiable as 2.5%, would have reached 6.6%.

With respect to the Brazilian acquisition, it should be noted that nearly all sales associated with it (92%) were achieved by brands, such as mainly the *aguardiente Dreher* and the *admix whiskies Old Eight* and *Drury's*, which are included in the spirits segment.
The globally positive organic growth was caused by the good sales performance of all brands in the portfolio, both the Group's and third parties' (distribution agreements and production licenses).

Spirits – Group brands

Sales of *Campari* were slightly lower (-0.2%) than last year. In regard to the Group's foremost product, it is important to stress that the very important Brazilian market was hurt by the heavy devaluation of the Real against the €, and that, gross of exchange rate effects, *Campari* sales in fact grew by 3.2%.
However, *Campari* sales, even after filtering out the exchange rate effects, posted a slight drop in Brazil and a more marked one in Germany; the brand's performance, on the other hand, was very positive in all other major markets and particularly in Italy, Switzerland, and Japan.
CampariSoda, which achieved 97% of sales on the Italian market, grew by 3.7%.
An excellent performance was recorded by *Cynar*, with sales growth of 10.9%. This result is the consequence of moderate growth (+0.3%) in Italy, of strong growth in Germany (+23.6%) and of the more than satisfactory distribution expansion into new important markets.
Ouzo 12 sales increased by 6.9%, thanks to the positive result achieved in both main reference markets, Germany and Greece.
In the course of the fiscal year, *Skyy Vodka* confirmed its high growth rate, typical of a brand fully in its development stage: its sales grew by 39.0%. It should be noted that in 2001 the Group was the brand's distributor for all markets, except the United States, and said sales were consolidated exclusively as such. Following the January 2002 acquisition of control over Skyy Spirits, LLC, owner of the *Skyy Vodka* brand, sales in the United States, which in 2001 accounted for 93% of the brand's total sales, will be consolidated by the Group. In this regard, we would like to point out that in 2001 *Skyy Vodka* sales on the US market posted, again, an excellent growth rate of 18.7%.
Impact, the magazine widely regarded as the most authoritative source of information on the global market for spirits, notes that in 2001 *Skyy Vodka* was the second fastest growing among the world's top 100 premium distilled spirits brands, thus achieving "hot brand" status for the seventh consecutive year.

Spirits – Third party brands

The sales performance of the main products was as follows:

Jägermeister grew by 6.5%, thanks to its excellent performance in the two markets where it is distributed by the Group, i.e. Italy and Brazil;

Grand Marnier, distributed in Germany, grew by 12.0%;
Grant's, whose distribution in the Brazilian market was launched very successfully, grew by 79.8%.

Wines

In 2001, Wines segment sales amounted to € 73.6 million, up 8.4% from the year 2000. Sales in the fourth quarter, which is certainly the peak of seasonality during the year, were excellent and allowed the Group to reverse the non-positive trend of the first nine months of the year.

Wines – Group brands

Cinzano sparkling wines achieved 14.1% sales growth, mostly because of the important distribution change effected on the Italian market, where during the fiscal year the Group, having terminated its collaboration agreement with the previous distributor and taken over the brand's direct marketing, has attained excellent results.
Sales of *Cinzano* sparkling wines in Italy, in fact, more than doubled in volume terms, reaching three million liters, and more than trebled in value terms.
In Germany, which with over five million liters is the largest market for *Cinzano* sparkling wines, sales grew by 2.6%.
Sales of *Cinzano* vermouth instead ended 2001 slightly down (–1.3%) from the previous year. This less than satisfactory result was caused by:

- difficulties with the supply of the finished product, whose production, characterized by a multiplicity of Stock Keeping Units (warehouse references), is difficult to manage in outsourcing;
- reorganization currently taking place in some major markets, with the aim of improving its distribution structure.

The wines segment also benefited, though to a far lesser extent than the spirits segment, from the positive effects of the consolidation of the Brazilian acquisition. Sales of the *Liebfraumilch* wine accounted for 1.7% of the total yearly growth of the Group's wines.

Wines – Third Party Brands

Sales of *Riccadonna* sparkling wines posted a globally positive performance (+2.8%) in spite of the negative exchange rate effect in their main market, i.e. Australia.
Sales of *Henkell Trocken* sparkling wines on the Swiss market grew by 3.6%.

Soft drinks

In 2001, sales in this business area amounted to € 127.4 million, up 2.5% over the previous year. This growth derives from a very positive year for *Crodino* coupled with a challenging one for all other soft drinks, in particular for the carbonated drinks *Lemonsoda*, *Oransoda* and *Pelmosoda*, which suffered from unfavorable climatic conditions and an intensified competition.
In the Italian soft drinks market, the carbonated drinks segment contracted by 3.4% in 2001 (source: Nielsen, food + bar volume sales). The two main reasons for this trend are the adverse climatic conditions of the summer season and the ever more intense development of the competing segment of flat, fruit-based drinks.

Soft drinks – Group Brands

Crodino sales grew 8.9% in 2001, thanks to the excellent results obtained in the Italian market, which accounts for 95% of the brand's sales. *Crodino*'s performance was definitely among the best achieved by the Group during the past fiscal year, confirming the market's great strength, supported during the year by a new, successful advertising campaign.
Sales of *Lemonsoda*, *Oransoda* and *Pelmosoda*, on the other hand, were down 4.0% from the previous year, due to the aforementioned factors as well as to particularly intense promotional activities by the direct competitors.
Sales of mineral waters and the other *Crodo* brand soft drinks also contracted, respectively by 1.6% and 19.7%.

Soft drinks – Third party brands

Sales of *Lipton Ice Tea* grew by 1.5%.
Sales of *Granini* fruit juices, which the Group started to market in March 2001, had an impact of 0.6% on the Group's overall growth in the soft drinks segment.

Other sales

This residual segment includes services and sales of raw materials and semi-finished products, sales of finished products being wholly allocated in the three segments of spirits, wines and soft drinks.
During 2001 said sales, amounting to € 9.5 million, pertained to services, i.e. bottling activities on behalf of third parties, for € 7.4 million, and to transfers of raw materials and semi-finished products for € 2.1 million.
The significant increase in other sales, amounting to 45.3%, is mostly due to the bottling services rendered to UDV in Brazil and Italy. For the purposes of determining organic and external growth, as far as Brazil is concerned the increase was treated as an expansion of the consolidation area, since service agreements were reached with the seller together with the aforementioned acquisition; in Italy's case, on the contrary, since the services were rendered as a result of the renewal and extension of a bottling contract existing as of 31 December 2000, the increase was computed for the purposes of determining organic growth.

Reclassified income statement

The table below summarizes the consolidated income statement, reclassified according to internationally accepted accounting principles, for fiscal years 2001 and 2000. Values are expressed in millions of €; each line shows the percentage of net sales, as well as the percent variation between the corresponding values in the two periods.

(€ million)	2001		2000		Variation
	value	%	value	%	%
Net sales	**494.3**	**100.0%**	**434.0**	**100.0%**	**13.9%**
Cost of materials	(170.0)	–34.4%	(146.6)	–33.8%	16.0%
Production costs	(41.5)	-8.4%	(34.5)	–7.9%	20.0%
Total cost of goods sold	(211.5)	–42.8%	(181.1)	–41.7%	16.8%
Gross margin	**282.8**	**57.2%**	**252.9**	**58.3%**	**11.8%**
Advertising and promotions	(91.3)	–18.5%	(79.6)	–18.3%	14.7%
Distribution and sale expenses	(55.0)	–11.1%	(50.5)	–11.6%	8.9%
Trading profit	**136.5**	**27.6%**	**122.8**	**28.3%**	**11.1%**
General and administrative expenses	(30.9)	–6.3%	(28.5)	–6.6%	8.3%
Goodwill and trademark amortization	(11.4)	–2.3%	(7.9)	–1.8%	44.9%
Operating income before non recurring costs	**94.2**	**19.1%**	**86.4**	**19.9%**	**9.0%**
Non recurring costs	(5.6)	–1.1%	(1.1)	–0.3%	
Earnings before interest and taxes (EBIT)	**88.6**	**17.9%**	**85.3**	**19.7%**	**3.9%**
Net financial income (expenses)	3.2	0.6%	5.3	1.2%	–40.4%
Income (losses) on net exchange rates	(3.9)	–0.8%	0.1	0.0%	
Other non operating income (expenses)	6.1	1.2%	6.7	1.5%	-9.0%
Minority interest	0.0	0.0%	0.1	0.0%	
Income before taxes	**94.0**	**19.0%**	**97.5**	**22.5%**	**-3.6%**
Taxes	(30.6)	–6.2%	(44.7)	–10.3%	–31.5%
Net income	**63.4**	**12.8%**	**52.8**	**12.2%**	**20.0%**
Depreciation of tangible assets	11.3	2.3%	9.7	2.2%	16.1%
Amortization of intangible assets	14.5	2.9%	9.6	2.2%	51.5%
Total depreciation and amortization	25.8	5.2%	19.3	4.4%	33.7%
EBITDA before non recurring costs	**120.0**	**24.3%**	**105.7**	**24.4%**	**13.5%**
EBITDA	**114.5**	**23.2%**	**104.7**	**24.1%**	**9.4%**
EBITA before non recurring costs	**105.7**	**21.4%**	**94.3**	**21.7%**	**12.0%**
EBITA	**100.1**	**20.3%**	**93.2**	**21.5%**	**7.3%**

The reclassified income statement structure in use highlights different profitability levels, whereof trading profit is definitely one of the most representative of performance.
Trading profit, which represents the profitability of the goods sold, net of production, sales, distribution costs and of advertising and promotional investments, in 2001 reached € 136.5 million, i.e. 27.6% of net sales, up 11.1% over the previous year.
While this growth rate was extremely positive, it was nonetheless smaller than that of net sales, mainly due to the more than proportional increase in the cost of goods sold.
In particular, the cost of raw materials grew significantly from the previous year, with a rate of 16.0% in terms of absolute value, and its proportion of net sales rose from 33.8% to 34.4%. This phenomenon is due partly to the considerable actual increase in the unit costs of some raw materials – particularly significant is the case of alcohol – and partly to higher proportion of the cost of materials relative to the sales of the products relating to the Brazilian acquisition with respect to the Group's organic values.

Similarly, production costs increased their proportion of net sales, rising from 7.9% to 8.4% in 2001, mainly due to the consolidation of the costs relating to the management of the two Brazilian plants in Sorocaba and Jabotao. In any case, it should be stressed, as previously stated in the paragraph summarizing the significant events of the fiscal year, that, although in 2001 no particular industrial synergies were yet achieved, starting from 2002, after the closure of the Barueri plant, significant productivity improvements are expected.
Net advertising and promotional investments in 2001 globally amounted to € 91.3 million, up 14.7% over the previous year, i.e. 18.5% of net sales (in 2000 the corresponding value was 18.3%). It is important to consider that in 2001 the investment made on own and third party portfolio brands, including contributions received to cover investments made on third party brands, was equal to 19.5% of net sales.
Compared to the previous year, the growth of sale and distribution costs was limited to 8.9%, with a noticeable improvement of their percentage of net sales, which thus dropped from 11.6% to 11.1%. This positive impact on the Group's accounts is due, on one hand, to the integration of the recently acquired Brazilian brands in the existing sales and distribution structure, managed by the Campari do Brasil Ltda. subsidiary and, on the other hand, to the cost-reduction effects deriving from the ongoing rationalization of the Italian distribution organization.
In 2001, operating income (EBIT) before non recurring costs was € 94.2 million, i.e. 19.1% of net sales, up 9.0% over the previous year.
The increase in goodwill and trademark amortization, amounting to € 3.5 million and deriving mainly from the consolidation of the goodwill relating to the Brazilian acquisition, had a particularly strong impact on this profitability level.
General and administrative expenses, though up 8.3% in absolute value, nonetheless reduced their proportion of net sales, which dropped from 6.6% to 6.3%.
It is important to note that general expenses also include different operating revenues and charges.
Operating income (EBIT) net of non recurring costs was € 88.6 million, up 3.9% over 2000, when it amounted to € 85.3 million.
Non recurring costs, marginal in 2000, had a significant impact in 2001; they were globally equal € 5.6 million, allocated as follows:

- costs deriving from the changes to organization and structure of the Group as a result of the listing operation, amounting to € 2.2 million;
- restructuring costs, mainly relating to the aforementioned reorganization of the Italian sales network, for € 2.8 million;
- costs for consulting services relating to acquisitions, for € 0.6 million.

EBITDA, i.e. operating income before depreciation of tangible assets and amortization of intangible assets, was as follows:
EBITDA before non recurring costs, up 13.5% over the previous year, reached € 120.0 million, amounting to 24.3% of net sales.
EBITDA net of recurring cost, up 9.4% over the year 2000, similarly to EBIT, suffered from the considerable negative impact of non recurring charges, thereby reaching € 114.5 million, i.e. 23.2% of net sales.

EBITA, i.e. operating income before goodwill and trademark amortization, was as follows:
EBITA before non recurring costs, up 12.0% over the previous year, reached € 105.7 million, i.e. 21.4% of net sales.
EBITA after non recurring costs, up 7.3% over the year 2000, similarly to EBIT and EBITDA, suffered from the considerable negative impact of non recurring charges, thereby reaching a € 100.1 million, i.e. 20.3% of net sales.

Income before taxes, at € 94.0 million, was slightly smaller (-3.6%) than the previous year, mostly for the following reasons:

- lesser financial income for € 2.1 million; the Brazilian acquisition absorbed a part of the Group's liquidity, which bore less interest than in the previous year due to the interest rate reductions that characterized the entire year 2001;
- greater exchange rate losses for € 4.0 million, whereof € 2.6 million are constituted by an unrealized exchange rate loss, relating to loans denominated in US dollars, obtained in the course of the acquisition of the Brazilian assets and existing as of the fiscal year closure date;

- lesser contribution of non operating revenues for € 0.6 million, mainly due to the attainment of lesser capital gains on non instrumental real estate assets.

The Group's net income for fiscal year 2001, up 20.0% over the year 2000, amounted to € 63.4 million. A contribution to this result was provided by the reduction of the nominal tax burden for the fiscal year compared to the previous year, penalized by a € 17.0 million provision to the tax risk fund.

Profitability by business area

The Group's trading profit in 2001 and 200 is distributed as follows, by business area:

	2001		2000		2001/2000
	€ million	% of Total	€ million	% of total	% change
Spirits	101.4	74.3%	89.0	72.5%	13.9%
Wines	11.4	8.3%	13.5	11.0%	–15.5%
Soft drinks	21.9	16.1%	18.6	15.1%	18.1%
Other	1.8	1.3%	1.8	1.4%	0.2%
Total trading profit	136.5	100.0%	122.8	100.0%	11.1%

Briefly, the overall change, amounting to 11.1% in terms of total trading profit, is driven by a growth in the trading profit of the spirits and soft drinks segments and by a contraction in the wines segment.
Spirits, whose weight exceeded 74% of total, enhanced their role as the core business of the Campari Group.

Spirits profitability

	2001		2000		2001/2000
	€ million	% share of segment sales	€ million	% share of segment sales	% Change
Net sales	283.8	100.0%	235.3	100.0%	20.6%
Gross margin	191.9	67.6%	167.0	71.0%	14.9%
Trading profit	101.4	35.7%	89.0	37.8%	13.9%

The trading profit of the spirits segment in 2001 reached € 101.4 million, up 13.9% over the previous year, thus higher than the Group's global margin (which is 11.1%).
The Brazilian acquisition, whose sales, as previously stated, are made up almost entirely of brands belonging to the spirits segment, had a relevant impact on the growth of the trading profit.
Segment profitability was, however, slightly lower than the previous year, if analyzed in terms of percentage of its net sales; in particular, the gross margin reduced its weight from 71.0% to 67.6% in 2001, mainly due to the higher proportion of the cost of goods sold of the new "Brazilian brands".
The trading profit remained at an absolutely satisfactory level in terms of percentage of net sales, which was 35.7%, slightly lower than in 2000, which had been 37.8%.
The weight of the promotional and advertising costs of the Brazilian business on net sales was lower than that of the portfolio spirits thanks to the lesser cost of communication activities in the Brazilian market; moreover, at the Group level, there was a positive containment of the percentage of sale and distribution costs, which are partly fixed costs; this containment was mostly to the benefit of the spirits segment, dimensionally larger and faster-growing than the other business areas.

Wines profitability

	2001		2000		2001/2000
	€ million	% share of segment sales	€ million	% share of segment sales	% Change
Net sales	73.6	100.0%	67.9	100.0%	8.4%
Gross margin	30.9	41.9%	30.1	44.4%	2.5%
Trading profit	11.4	15.5%	13.5	19.8%	–15.5%

The trading profit of wines in 2001 was € 11.4 million, 15.5% lower than the figure posted in 2000, when it had been € 13.5 million.

The contraction of the segment's profitability has two main causes: an unfavorable sales mix and the sizable promotional and advertising investments made.

Sales, which grew by 8.4% overall, were higher for sparkling wines (growth was significant for *Cinzano* and smaller for third party products) and slightly lower for *Cinzano* vermouth, product whose unit gross margin is higher than that of sparkling wines. Consequently, the gross margin of the wines segment, which in terms of absolute value grew by 2.5%, reduced its proportion of net sales, dropping from 44.4% to 41.9%.

In the last quarter of the year the Group timed the start of its commercial activities aimed at re-launching the *Cinzano* brand to coincide with the time of maximum sales seasonality, sacrificing short-term productivity maximization but still maintaining a productivity level considered satisfactory for purposes of assessing the return on the investment made when the brand was purchased.

In regard to the Italian market, where during the fiscal year the Group started direct distribution of *Cinzano* products, sizable one-off referencing costs were incurred.

Therefore, as a consequence of the greater advertising and promotional investments, the trading profit of the wines segment was smaller in terms of percentage of sales, dropping from 19.8% in 2000 to 15.5% in 2001.

Soft drinks profitability

	2001		2000		2001/2000
	€ million	% share of segment sales	€ million	% share of segment sales	% Change
Net sales	127.4	100.0%	124.3	100.0%	2.5%
Gross margin	58.2	45.7%	54.0	43.5%	7.8%
Trading profit	21.9	17.2%	18.6	14.9%	18.1%

The trading profit for soft drinks in 2001 was € 21.9 million, up 18.1% over the year 2000, when it was € 18.6 million.

The segment's profitability growth was substantially brought about by the excellent results achieved by *Crodino*, a brand that with its high return on sales amply compensated for the gross margin loss caused by the contraction in the sales of the other soft drinks.

In terms of percentage of net sales, this business area attained a sizable growth in gross margin, which rose from 43.5% to 45.7% in 2001.

The trading profit proportion of net sales grew by a substantially equal amount, i.e. 2.3%, thus rising from 14.9% to 17.2%; both marketing investments and sale and distribution costs maintained unchanged their proportion of net sales.

Other sales profitability

	2001		2000		2001/2000
	€ million	% share of segment sales	€ million	% share of segment sales	% Change
Net sales	9.5	100.0%	6.5	100.0%	45.3%
Gross margin	1.8	18.6%	1.8	27.0%	+0.2%
Trading profit	1.8	18.6%	1.8	27.0%	+0.2%

Sales in this complementary and marginal segment grew considerably (+ 45.3%), with no change in productivity in absolute terms from the previous fiscal year. The comparison between margin percentages on sales in the two time frames is not very significant, since the composition of the sales during the two fiscal years is materially different.

Campari on the stock market

Shares and shareholders

The share capital of Davide Campari-Milano S.p.A. is € 29,040,000 divided in 29,040,000 shares with a par value of € 1.00 each.
As of 31 December 2001, the main shareholders are:

Shareholder	n. of common shares	% ownership
Alicros S.r.l.	14,809,600	50.997%
Morgan Stanley Investment Management Ltd.	1,509,811	5.199%
Davide Campari-Milano S.p.A.[1]	1,000,000	3.443%

(1) Purchase of own shares aimed at servicing the stock option plan.

Share performance

During 2001, Campari stock lost 15% in absolute terms from the placement price of € 31.00, and a relative performance aligned with the market (Mibtel Index). MTA trading of Campari stock, started on 6 July 2001, reached an average daily volume of 72,374 traded shares (42,260 traded shares excluding the first week of trading) and a global trading volume amounting to 30.4% of all shares comprising the share capital.



35
33
31
29
27
25
23
21
19
17
15
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
No. of shares
07-01
07-01
08-01
09-01
10-01
10-01
11-01
12-01
12-01
01-02
02-02
03-02
Campari (volume)
Campari (share price)
Mibtel (rebased)

Source: Bloomberg

Share data	2001
Placement price (€)	31.00
Highest price (€)(1) (recorded 31 July 2001)	31.00
Lowest price (€)(1) (recorded 14 November 2001)	21.84
Average price (€)(1)	27.16
Price as of 31 December 2001 (€)(1)	26.37
Stock market capitalization as of 31 December 2001 (€ milion)	765.78
Average volumes traded (number of shares)(2)	42,260

Source: Bloomberg
(1) Reference price
(2) Excluding the first week of trading

Stock market ratios

• *Price / book value*

Shareholders' equity divided by the number of outstanding shares is € 14.82. Based on share price at the end of the fiscal year, the price / book value is 1.78.

	2001
Share price as of 31 December 2001 (€)	26.37
Shareholders' equity per share (€)	14.82
Price / book value	1.78

• EPS (earnings per share) and P/E (price earnings ratio)

Earnings per share in 2001 was € 2.18, up 20% from the year 2000. P/E, based on share price at the end of the fiscal year, is 12.1.

	2001
Share price as of 31 December 2001 (€)	26.37
Earnings per share (EPS) (€)	2.18
P/E	12.1

Based on net earnings adjusted for goodwill and trademark amortization, adjusted earnings per share in 2001 is € 2.58, up 23.3% from 2000, while adjusted P/E is 10.2.

	2001
Share price as of 31 December 2001 (€)	26.37
Adjusted earnings per share (adjusted EPS) (€)	2.58
Adjusted P/E	10.2

• *Payout ratio*

During the last three fiscal years, with a constant dividend in absolute value terms, payout ratio remained within a range of 40% to 48% of the Group's earnings.

(million of €)	2001	2000	1999
Operating income	63.4	52.8	54.4
Dividends(1)	25.6	25.5	25.5
Payout ratio (%)	40.3%	48.3%	46.8%

(1) for 2001, proposed dividend

• *Dividend yield*

The dividend provides a return of 3.3% with respect to year-end share price.

(€)	2001
Dividend per share(1)	0.88
Share price as of 31 December 2001	26.37
Dividend / Price(1)	3.3%

(1) Proposed dividend

Investments

During the fiscal year, the Group invested € 14.8 million in tangible and intangible fixed assets.
The investments involved mostly the Group's Italian companies, whose investments amounted roughly to € 4.2 million in the manufacturing area and were dedicated to purchasing, improving and modifying plants and machinery, in addition to equipment and packaging investments for about € 2.8 million. Additionally, the Campari do Brasil Ltda. subsidiary made an investment of about € 2 million on the Sorocaba plant where, in early 2002, all activities previously carried out in the Barueri production facility are to be transferred.
In terms of information systems, the modules of the Sap software application were successfully implemented in the Group's Italian companies; they relate to the entire active sales cycle and the development of statistical environments, the computerization of intra-company flows, and the management of investment projects and assets; their cost had partly been borne in 2000. Further investments for € 2.3 million, connected to the Sap software, were made during the fiscal year.
In regard to the industrial investment of the new Novi Ligure plant by the Campari-Crodo S.p.A. subsidiary, assets in progress and advances to suppliers amounted to € 0.2 million.

Research and development

The Group's research and development activity concerned exclusively ordinary production and commercial activities; accordingly, the related costs have been fully recognized in the income statement for the period.

Relationships with the related parties of the Campari Group

In accordance with Section 2428 of the Civil Code and of Consob communications n. 97001574 of 20 February 1997 and n. 98015375 of 27 February 1998, all relationships of the Group with parent companies, non consolidated subsidiary companies, and associated companies are set out below. All transactions listed below are regulated according to market prices and conditions.
It is specified that, during the fiscal year, no additional financial or commercial transactions with the other related parties have taken place.

Main income statement items of the fiscal year closed on 31 December 2001:

Income statement item	€ / ml.	Description of transaction
Sales revenues	8.14	Revenues from sales to the associated companies M.C.S. S.c.a.r.l. and International Marques V.O.F. for the delivery of products by the subsidiary company Campari International S.A.M..
	4.8	Revenues of Campari International S.A.M. relating to sales of products of the brands Campari, Ouzo 12 and Cinzano, to the company Skyy Spirits, LLC, which was granted the distribution license for the United States.
	1.3	Revenues from sales of Cynar on the Swiss market by the subsidiary company Campari International S.A.M. to Bols-Cynar Ballantine's A.G., a company associated to the Wessanen group which includes Wessanen Europa B.V., shareholder of the Company.
Other revenues and proceeds	0.9	Re-charging of listing expenses to Wessanen Europa B.V. shareholders for Â 0.6 million and Gioch S.A. Société Anonyme for € 0.3 million.
	0.07	Rent in relation to the sub-letting contracts for office use involving a portion of the buildings of via Bonaventura Cavalieri 4, 20121 Milan and of via Filippo Turati 25, stipulated respectively between the Parent Company and the controlling shareholder Alicros S.r.l. and between the Parent Company and the subsidiary associated company Longhi & Associati S.r.l..
	0.005	Occupation indemnity paid to the Parent Company by Doctor Michele Magno (brother of the Group's indirect controlling shareholder) relating to an apartment in Rome.
Goods purchase costs	2.00	Purchase costs for Skyy brand products incurred by Campari International S.A.M. in favor of Skyy Spirits, LLC, by virtue of the agreement for the worldwide distribution (with the exception of the USA) of such products.
Costs for Services	3.61	Costs for promotional and advertising activities incurred by the associated companies M.C.S. S.c.a.r.l. and International Marques V.O.F. and re-charged to the subsidiary company Campari International S.A.M..
	0.60	Costs for consulting services rendered to the Group's company, by virtue of the contract terminated on 31 March 2001, by the subsidiary company Campari Management S.A.M., put in liquidation during the fiscal year and thus excluded from the consolidation perimeter.
	0.44	Commissions on the purchase of advertising means, charged to the subsidiary company Campari S.p.A. by the associated company Longhi & Associati S.r.l..
	0.2	Costs for promotional and advertising activities charged by Skyy Spirits, LLC to Campari International S.A.M.

Main balance sheet items as of 31 December 2001:

Balance sheet item	€ / ml.	Description of transaction
Trade receivables from customers	0.6	Campari International S.A.M. trade receivables from Skyy Spirits, LLC for the aforesaid trade relationships
	0.1	Receivables deriving from Receivables deriving from Cynar sales on the Swiss market by the subsidiary company Campari International S.A.M. to Bols-Cynar Ballantine's A.G.
Trade receivables from affiliated companies	2.5	Campari International S.A.M. receivables from the associated companies M.C.S. S.c.a.r.l. and International Marques V.O.F. for the aforesaid trade relationships
Trade payables to suppliers	0.8	Campari International S.A.M. payables to Skyy Spirits, LLC for the aforesaid trade relationships
Trade payables to affiliated companies	1.49	Payables to the associated companies M.C.S. S.c.a.r.l. and International Marques V.O.F. by the subsidiary company Campari International S.A.M. for the aforesaid trade relationships

Euro project

During 2001 the conversion to the single European currency of the accounting and administration systems of the Group's Italian companies and of the foreign subsidiaries in the Euro zone was successfully completed.

Ownership and acquisition of own shares and of the controlling shareholder's shares

On 13 July 2001 the Parent Company purchased, at the placement price of € 31 within the *tranche* of the Public Offering aimed at Italian and foreign institutional investors, 1,000,000 own shares, representing 3.44% of share capital, destined to service the stock option plan previously resolved in favor of the Group's management. The purchase had been authorized by the general shareholders' meeting of 2 May 2001 and in accordance with the Board of Directors resolution of 7 May 2001. The par value of the purchased shares is € 1 million.
Lastly, it is specified that no shares of the controlling shareholder were held, directly or indirectly, during the fiscal year and up to the reference date of this report.

Corporate governance

On 1 March 2001, the Parent Company adopted new by-laws in compliance with the Corporate Governance self-regulatory code whose adoption is recommended by Borsa Italiana S.p.A. for listed companies. In particular, the Bylaws set out:

- under article 20, the obligation for Managing Directors or for the Chairman of the Executive Committee, to report at least on a quarterly basis to the Board of Directors and to the Board of Statutory Auditors on the activity carried out in the performance of their duties, on significant transactions performed by the Company or by the Group's companies or on transactions involving conflict of interest;
- under article 21, the appointment of one or more individuals tasked with auditing (administrative and operating) internal procedures adopted in order to guarantee a sound and efficient management, and the obligation, for such individuals, to report on their actions to those who appointed them, as well as to the Audit Committee, if established;
- under article 22, the Board of Director's right to appoint an internal Audit Committee ("Audit Committee") with consultative and proposal-making functions, composed mainly of members of the Board of Directors without contractual and/or shareholding relationships with the Group whereof the Company is a part;
- under article 23, the Board of Director's right to appoint an Appointments and Remuneration Committee ("Appointments and Remuneration Committee") with consultative and proposal-making functions, composed mainly of members of the Board of Directors without contractual and/or shareholding relationships with the Group whereof the Company is a part;

- under article 28, the appointment of the Board of Statutory Auditors by means of voting list in order to guarantee minority representation.

The committees provided by the new Bylaws have been established and are fully composed of independent directors. The person responsible for internal auditing has also been appointed.

Organizational changes before and after the fiscal year closing date

The main changes made to the Group's structure during the fiscal year are as follows:

- The acquisition, by the Parent Company, of the Brazilian company UDVIC Ltda. and of its subsidiaries UDV do Brasil Ltda., Dreher S.A. and Kenston Sales and Services S.A., as well as of the Uruguayan company Gilbey's S.A. The acquired company UDVIC Ltda, renamed DCM Partecipações Ltda, was then transferred to Campari do Brasil Ltda, with which it was subsequently merged. Moreover, the name of Gilbey's S.A. was changed to Gregson's S.A. and the company Dreher S.A. was merged with Campari do Brasil Ltda.
- The residual 6% share of Cinzano Investimenti e Partecipazioni S.p.A. owned by F.lli Gancia & C. S.p.A. was acquired, thus increasing the Group's share from 94% to 100%. Subsequently, Cinzano Investimenti e Partecipazioni S.p.A. was merged with Campari-Crodo S.p.A.
- The service company Zytronna LDA was sold to third parties.
- The service company Campari Management S.A.M. ceased its activities and was placed in liquidation.
- The interest in Redfire, Inc. was transferred in full by the subsidiary company DI.CI.E. Holding B.V. to the Parent Company, which now owns 100% of it.
- The 10% interest in S.I.A.M. Monticchio S.p.A was sold to third parties.

The changes occurred after the fiscal year closing date are the following; more details on the transactions summarized below are provided in the next paragraph.

- The Group completed its acquisition of 50% of Skyy Spirits, LLC, raising its interest in this company to 58.9%.
- The Group completed its acquisition of 100% of Zedda Piras S.p.A., which owns 67.62% of the Sella & Mosca group, constituted by Sella & Mosca S.p.A. and its subsidiaries, Quingdao Sella & Mosca Winery Co. Ltd., a commercial joint venture in China with local partners, and Société civile du Domaine de la Margue, respectively with 93.66% and 100% ownership.
- The real estate company Immobiliare Vassilli 1981 S.r.l., controlled by Lacedaemon Holding B.V., was sold to third parties.
- The interest held by the Group in the associated company Longhi & Associati was raised from 30% to 40%.

Events after the fiscal year closing date

Acquisition of Skyy Spirits, LLC

On 15 January 2002 Redfire, Inc., a company wholly controlled by the Parent Company, completed the acquisition of an additional 50% interest in Skyy Spirits, LLC, a company with its principal place of business in San Francisco, California, already recorded among minority interests, thereby becoming its controlling shareholder with a total interest of 58.9%. The agreement also provides for purchase options by the Group and sale options by the holders of residual interests, in future fiscal years, at prices related to the results achieved during upcoming fiscal years.
The acquired company distributes in the United States, in addition to its main own brands (*Skyy Vodka* and *Skyy Citrus*), also some relevant third-party brands (among them, in particular, *Cutty Sark Scotch whisky* and *Sambuca Molinari*), as well as Campari Group brands, such as *Campari, Cinzano* and *Ouzo 12*. The company directly develops commercial and marketing activities for its own products on the US market, while production activities are

outsourced, but the company maintains close quality control on the activity of the contractor third parties.
In March 2002, in collaboration with Miller Brewing Co., second largest US brewery and a subsidiary of Philip Morris, the company launched *Skyy Blue*, a ready-to-drink, category undergoing very fast growth internationally and particularly in the United States; sizable marketing investments are planned to support the product.
In 2001, the company's sales, net of excise duties, was US$ 111.9 million (about € 127.0 million), up 19% from the previous fiscal year, while income before taxes and charges for stock options granted to the management, was US$ 28.4 million (about € 32,2 million), up 37.8% from the previous year.
The consideration for the operation, valued at US$ 207.5 million (about € 235.4 million), was paid in cash and funded partly with the Group's liquidity and partly through bank loans.
The full consolidation of the company starting in 2002 will generate a goodwill in the Group's favor, to be amortized over 20 years.

Acquisition of the Zedda Piras Group

On 6 February 2002, the subsidiary company Campari-Crodo S.p.A. completed the acquisition of 100% of Zedda Piras S.p.A., a company with its principal place of business in Alghero, which owns 67.62% of Sella & Mosca S.p.A.. The latter company in turn owns about 93.66% of Quingdao Sella & Mosca Winery Co. Ltd., a commercial joint-venture in China with local partners, and 100% of Société civile du Domaine de la Margue, a French *chateau* with about 80 hectares of vineyards.
The expected net consolidated sales of the Zedda Piras and Sella & Mosca group for 2001 is € 30.7 million, up 9% over the previous year, while the expected income before taxes is € 3,8 million, up 20.7%.
The total value of the operation was € 68.2 million, with the addition of an estimated net financial debt of € 21.8 million. The acquisition, whose consideration was paid in cash, was funded through bank loans.
The acquired companies, included in the consolidation perimeter starting in 2002, generate a goodwill in the Group's favor, to be amortized over 20 years.

New plant in Novi Ligure

During 2001 the industrial investment plan received final approval; the plan calls for the construction, starting in early 2002, of a new plant on a total surface of about 200,000 square meters, which the subsidiary company Campari-Crodo S.p.A. acquired in Novi Ligure for a total planned investment of about € 50 million.
The new production facility will initially be destined to bottling and storing sparkling wines and *Cinzano* vermouth, and to this end its commissioning is expected by the 2003 harvest. For this purpose, Novi Ligure's geographical position is particularly favorable, since it is located in the Asti production area according to pertinent regulations.
Through subsequent expansions, starting in 2004, the new facility will also take on the production activities which today are carried out in the Sesto San Giovanni plant, owned by the Parent Company, and in the Termoli plant, owned by the subsidiary company Campari-Crodo S.p.A., which will therefore be moved.

Sale of Immobiliare Vassilli 1981 S.r.l.

On 20 March 2002, the Group's interest in the subsidiary real estate company Immobiliare Vassilli 1981 S.r.l., owned by the subsidiary Lacedaemon Holding B.V. and not considered strategic within the group, was sold.

Increase in the interest in Longhi & Associati S.r.l.

On 20 March 2002, the subsidiary company Lacedaemon Holding B.V. increased its interest in the associated company Longhi & Associati S.r.l., which rose from 30% to 40%.

Forecast

2002 will be yet another fiscal year characterized by important structural changes for the Campari Group.
The two acquisitions completed in January 2002 are particularly significant and their consolidation alone, based on the forecasts of the two selling parties, should increase the Group's consolidated net sales by more than 30%.
Thanks to the contribution of Skyy Vodka and of the Zedda Piras myrtle liqueur, which – with the exception of Sardinia – will be marketed by the Campari sales network starting in May, spirits will take on an even more preponderant strategic relevance in the Group's product portfolio.
Barring particularly unfavorable events, the Group is expected to achieve a sizable improvement in its operating profitability.

Consolidated financial statements as at 31 December 2001
Accounting statements
(Thousands of €)

Consolidated financial statements as at 31 December 2001 (Thousands of €)

Balance Sheet – Assets	31 December 2001	31 December 2000
A. Amounts due from Shareholders		
B. Fixed Assets		
I Intangible fixed assets		
1. Start up and expansion costs	115	107
3. Industrial patents and intellectual property rights	2,475	492
4. Concessions, license rights, trademarks and similar rights	13,128	13,439
5. Consolidation differences	152,580	83,377
6. Intangibile assets in progress and advances to suppliers of intangible fixed assets	354	1,498
7. Other intangible fixed assets	2,271	1,400
	170,923	**100,313**
II Tangible fixed assets		
1. Land and buildings	46,756	53,552
2. Plant and machinery	29,020	25,277
3. Industrial and commercial equipment	5,956	5,024
4. Other tangibile fixed assets	4,673	3,999
5. Fixed assets under construction and advances to suppliers of tangible fixed assets	4,599	229
	91,004	**88,081**
III Financial fixed assets		
1. Equity investments:		
a Subsidiary companies	398	–
b) associated companies	532	568
d) other companies	17,832	16,582
2. Receivables:		
d) other companies		
due within 12 months	337	2,612
due after 12 months	2,299	1,939
3 Other securities		
maturing after 12 months	454	457
4 Own shares	31,000	–
	52,852	**22,158**
Total Fixed Assets	**314.779**	**210,552**
C. Current Assets		
I Inventories		
1. Raw, ancillary and consumable materials	17,240	14,223
2. Work in progress and semifinished products	22,285	20,033
4. Finished products and goods for resale	24,843	15,478
	64,368	**49,734**
II Receivables		
1. Due from customers		
within 12 months	119,509	89,785
after 12 months	93	85
3. Due from associated companies		
within 12 months	2,500	2,534
4. Due from holding companies		
after 12 months	–	1,659
5. Due from other companies		
within 12 months	25,948	74,556
after 12 months	674	202
	148,724	**168,821**
III Financial assets not held as fixed assets		
6. Marketable securities	46,370	1,898
	46,370	**1,898**
IV Liquid funds		
1. Bank and post office deposit accounts	177,756	167,698
2. Cheques	–	21
3. Cash and cash equivalents	10	13
	177,766	**167,732**
Total Current Assets	**437,228**	**388,185**
D. Accrued income and prepaid expenses		
Sundry	984	711
Total accrued income and prepaid expenses	**984**	**711**
Total Assets	**752,991**	**599,448**

Balance Sheet – Liabilities	31 December 2001	31 December 2000
A Shareholders' equity		
I Share capital	29,040	29,040
IV Legal reserve	5,808	1,500
V Reserve for own shares in portfolio	31,000	-
VII Other reserves	177,722	148,066
VIII Income (losses) carried forward	123,361	167,269
IX Income (loss) for the period	63,406	52,831
Total Group Share of Shareholders' equity	**430,337**	**398,706**
Minority interest:		
Share capital and reserves	2,306	5,048
Income (loss) for the period	–9	–65
Total Minority interest share of Shareholders' equity	**2,297**	**4,983**
Total Shareholders' equity	**432,634**	**403,689**
B Reserves for risks and charges		
2 Leaving indemnities, pension funds and alike	2,035	1,817
2a Taxation	20,093	17,997
2b Deferred taxation	6,072	4,730
3 Other reserves	5,963	4,453
Total reserves for risks and charges	**34,163**	**28,997**
C Employees' leaving indemnity	**10,854**	**12,481**
D Payables		
3 Banks		
within 12 months	114,072	13,100
after 12 months	13,455	15,353
4 Other suppliers of finance		
after 12 months	1,209	1,046
5 Advance payments received		
within 12 months	392	553
6 Suppliers		
within 12 months	89,070	68,125
9 Associated companies		
within 12 months	1,488	1,273
11 Tax authorities		
within 12 months	22,540	22,372
after 12 months	4,704	7,227
12 Social security institutions		
within 12 months	2,693	2,702
13 Other payables		
within 12 months	24,168	21,071
Total payables	**273,791**	**152,822**
E Accrued expenses and deferred income		
2 Sundry	1,549	1,459
	1,549	**1,459**
Total liabilities	**752,991**	**599,448**

Memorandum accounts		
1. Guarantees		
To third parties	21,581	23,575
2. Pledges		
To third parties	3,156	40,971
3. Risks		
To third parties	234	1,027
Total memorandum accounts	**24,971**	**65,573**

Income Statement	31 December 2001	31 December 2000
A. Value of production		
1. Revenues from sales of goods and services	568,247	508,129
2. Variation in work in progress, semi finished and finished products inventories	2,274	1,706
5. Other income and revenues (of which operating grants = 0)	22,707	14,483
Total value of production	**593,228**	**524,318**
B. Prouduction Costs		
6. Raw, ancillary and consumable materials and goods for resale	194,977	171,239
7. Services	158,153	133,051
8. Rental and lease charges	2,720	2,572
9. Personnel		
a) Wages and salaries	33,477	29,922
b) Social security contributions	10,031	10,118
c) Employees' leaving indemnity – Italy	1,435	1,563
d) Supplementary retirement pensions and agents' leaving indemnity	95	288
e) Other personnel related costs	6,006	1,720
10. Amortisation, depreciation and write-downs		
a) Amortisation of intangible fixed assets	14,515	9,578
b) Depreciation of tangible fixed assets	11,310	9,741
d) Write-down of receivables included in current assets and of liquid funds	621	266
11. Variation in raw, ancillary and consumable materials and goods for resale	263	–1,100
12. Provisions for risks	1,081	20,462
13. Other provisions	48	254
14. Other operating expenses	71,883	69,181
Total cost of production	**506,615**	**458,855**
Difference between the value and cost of production	**86,613**	**65,463**
C. Financial income and expenses		
15. Income from equity investments in other companies		
b) Associated companies	127	–
c) Other companies	5	3
16. Other financial income:		
a) from receivables included in fixed assets		
4) Other companies	760	145
c) from marketable securities that do not constitute investments in other companies	1,499	23
d) Sundry financial income	-	53
3) From parent companies		
4) From other companies	10,826	12,438
17. Interest and other financial charges		
d) Other companies	–13,936	–7,269
Total financial income and expenses	**–719**	**5,393**
D. Adjustments to the value of financial assets		
18. Revaluations		
a) of investments	2,770	2,533
19. Write-downs		
a) of investments	–1,872	–787
Total adjustments to the value of financial assets	**898**	**1,746**
E. Extraordinary income and expenses		
20. Income		
a) Extraordinary income	7,801	2,095
b) Gains	4,266	7,675
21. Expenses		
a) Extraordinary expenses	–3,068	–1,969
b) Losses	–1	–46
c) Prior year taxes	–285	–1,639
Total extraordinary income and expenses	**8,713**	**6,116**
Income before taxes	**95,505**	**78,718**
22. Income taxes for the fiscal year		
Current taxes	26,639	23,474
Deferred taxes	5,469	2,478
Total income taxes for the fiscal year	**32,108**	**25,952**
Income for the fiscal year	63,397	52,766
Income for the period attributable to minority interests	–9	–65
Group income	**63,406**	**52,831**

Consolidated financial statements as at 31 December 2001
Explanatory note

Structure and contents of the consolidated financial statements

The consolidated financial statements, comprising the balance sheet, the income statement and this explanatory note, were prepared in accordance with civil laws pursuant to Law Decree n. 127 of 9 April 1991. The legal provisions whereon the preparation of the financial statements was based were complemented and construed in light of the accounting principles set out by the National Councils of Accountants (*Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri*).
For each individual entry in the balance sheet and in the income statement, the corresponding amount of the previous consolidated financial statements as of 31 December 2000 is indicated. Unless otherwise stated, amounts are expressed in thousands of €.

Consolidation area

The consolidated financial statements include, in addition to the financial statements of the Parent Company, also the financial statements as of 31 December 2001 of the companies whereof the Parent Company has control in accordance with Section 2359, 1st and 2nd Paragraph, Civil Code. The list of companies included in the consolidation area is provided in the attachment to the consolidated financial statements.
The following changes were made to the consolidation area since 31 December 2000.

- As a result of the Brazilian acquisition completed on 31 January 2001, the Brazilian company DCM Participaçoes Ltda. (formerly "UDVIC") entered the consolidation perimeter along with its subsidiaries DCM Industria, Commercio e Serviços Ltda. (formerly "UDV do Brasil Ltda."), Dreher S.A., Kenston Sales and Services Inc. S.A., and Gregson's S.A. (formerly "Gilbey's S.A."). On 30 April 2001, the companies DCM Participaçoes Ltda. e DCM Industria, Comercio and Serviços Ltda. were transferred to the subsidiary Campari do Brasil Ltda and merged therewith. Subsequently, on 27 December 2001, Dreher S.A. was transferred to Campari do Brasil Ltda and merged therewith.
- In March 2001, the subsidiary Campari-Crodo S.p.A. reacquired the 6% share of the share capital of Cinzano Investimenti e Partecipazioni S.p.A. owned by F.lli Gancia & C. S.p.A. Cinzano Investimenti e Partecipazioni S.p.A. was then transferred to Campari-Crodo S.p.A. and merged therewith.
- Campari Management S.A.M. ceased operations and its winding up started on 1 April 2001, thereby leaving the consolidation perimeter.
- Zytronna Lda. was transferred to third parties, thus leaving the consolidation perimeter.

Consolidation principles

The financial statements of the subsidiaries included in the consolidation area are consolidated with the global integration method, which consists of taking the total amount of all entries, regardless of the Group's percentage of share ownership.
For companies acquired during the fiscal year, the income statement is consolidated for the period from the acquisition date to 31 December 2001.
The financial statements used for consolidation are the financial statements for the fiscal year as of 31 December 2001 of each company, already approved by the shareholders' meeting or prepared by the governing bodies for approval, reclassified and rectified to comply with the accounting principles and presentation criteria adopted by the Parent Company.

Consolidation of investments
The negative differences between the values of the investments recorded in the balance sheet and the net equity of the individual affiliated companies at the end of the fiscal year are placed in the "Consolidation Reserve" entry. The positive differences, if determined by an actual higher value of tangible or intangible fixed assets of the companies,

are attributed to increase the involved fixed assets, whilst any positive residual amount is recorded in an asset entry called "Consolidation difference".

Inter-company entries
Unrealized income and losses, deriving from transactions between companies in the Group, are eliminated, as are the entries that give rise to debits and credits, costs and revenues between the companies included in the consolidation area.

Dividends and taxes
Dividends collected from consolidated companies are eliminated.
Unrecoverable taxes relating to dividends from subsidiaries expected to be distributed to the Parent Company are adequately recorded.

Criteria and exchange rates applied in the financial statements
The conversion in € of the financial statements expressed in currencies other than the accounting currency (€) is performed as follows:
- Income statement entries are converted at the average exchange rates for the fiscal year, whilst balance sheet entries are converted at year-end exchange rates.
- Exchange rate differences deriving from the application of the different criterion for converting into € the income and balance sheet entries of foreign companies outside the € area are attributed to the shareholders' equity reserve called "Reserve for financial statement conversion into foreign currency".
- Exchange rate conversion differences resulting from the comparison between the initial shareholders' equity converted at current rates and the same converted at the current rates of the previous fiscal year are also attributed to the "Reserve for financial statement conversion into foreign currency".

The exchange rates applied are as follows:

	Period ending			
	31 December 2001		31 December 2000	
	Average rate	Final rate	Average rate	Final rate
US Dollar	0.8956	0.8813	0.9238	0.9305
Swiss Franc	1.5104	1.4829	1.5582	1.5232
Brazilian Real	2.1019	2.0454	1.6889	1.8201
Uruguayan Peso	12.0441	12.4087	–	–

Third party interests
The amount of the capital and reserves of the companies included in the consolidation area corresponding to third party interests is recorded in a shareholders' equity entry called "Minority share capital and reserves". The part of the consolidated income statement corresponding to third party interests is recorded in an entry called "Minority income (loss) for the period".

Evaluation criteria

The criteria used to prepare the financial statements closed as of 31 December 2001 do not differ from those used to prepare the financial statements of the previous year, in particular in the evaluations and in the continuity of the same principles.
The evaluation of the accounting entries was guided by general criteria of prudence and competence in view of the continuation of activities.
Therefore, profits are included if realized by the closing date of the fiscal year, while risks and losses are taken into account even if they became known after the closing date, but before the date the financial statements were approved by the Board of Directors.

The accounting principles and evaluation criteria set out hereafter correspond, unless otherwise indicated, to those used in the financial statements of the Parent Company. In particular, the evaluation criteria adopted in formulating the financial statements were as follows.

Intangible fixed assets

They are recorded at the purchase or internal production cost, inclusive of accessory charges, and they are amortized at constant rates in each fiscal year in relation with their residual potential for use, also taking into account the amount recoverable based on corporate production plans.
Start up and expansion costs are recorded in the assets side of the financial statements if deemed productive over multiple fiscal years. They are amortized within their economic duration, if defined, and in any case over a period conventionally set not to exceed five years.
Costs for development plans and studies are wholly recognized in the income statement for the fiscal year during which they are borne.
Advertising costs are fully recognized during the fiscal year when they are borne, according to the accrual principle. If said costs are borne over two fiscal years they are allocated, in accordance with the prudential principle, according to the duration of the advertising campaign.
Costs for industrial patent rights, concession rights, licenses, trademarks and the like and for the other intangible fixed assets are recorded as assets in the balance sheet only if their utility extends over time. The aforesaid costs are amortized according to the duration of their exploitation, if defined, or according to their contractual validity.
Software licenses represent the purchase cost of the licenses and, if borne, the external consultation or internal personnel cost required for development, allocated under the entry "other intangible fixed assets". They are recognized in the fiscal year during which the internal or external costs borne to train personnel to their utilization, along with any accessory costs, are incurred. The costs recorded among intangible fixed assets are amortized over three fiscal years.
Trademarks and the consolidation difference, deriving from acquisitions and which substantially expresses the value of the trademarks, are amortized over 10 or 20 years, as provided by the Accounting Principles of the National Councils of Accountants. Such periods are considered congruous in relation to the importance of the trademarks and rights that were either acquired or provided by the purchased companies.
If the value of the intangible fixed assets recorded as assets in the balance sheet is durably lower than the residual cost to be amortized, they are written down to their economic value. If, during subsequent fiscal years, the reasons that led to their write-down are no longer valid, the cost is restored.

Tangible fixed assets

These are recorded at the purchase or production cost, before any capital grants received and inclusive of directly posted charges.
The cost may also include charges relating to internal production and financial charges accrued during the interval between the time of payment and the time when the plants can be started. If significant, such charges are mentioned in the explanatory note.
The gross value of fixed assets is adjusted only in compliance with national laws requiring or allowing the monetary revaluation of fixed assets. The positive balances resulting from said revaluation are allocated to specific reserves in the shareholders' equity, and are used for share capital increases or to cover losses.
Expenses for preservation maintenance work are wholly attributed to the income statement for the financial year when they are borne. Expenses for enhancement maintenance work, borne with the aim of extending the working life of the asset, upgrading it technologically and/or enhancing its productivity and safety for the company's production efficiency, are attributed to the fixed asset whereto they are referred, and amortized according to its residual working life.
The amortization period runs from the start of the fiscal year during which the asset is available and ready for use, and amortization is attributed directly to the assets.
Amortization is systematically determined according to constant rates, based on individual assets' working life determined in accordance with corporate utilization plans that also consider physical and technological degradation, taking into account the assumed break-up value estimated net of scrapping expenses.

Rates are as follows:

Instrumental real estate assets and light buildings	3% - 5%
Plant and machinery	10% - 25%
Furniture, office machines and electronic machines	10% - 30%
Motor vehicles	20% - 40%
Sundry equipment	20% - 30%

Those tangible fixed assets whose economic value at the end of the fiscal year is durably lower than the as yet non-amortized cost are written down until their economic value is reached. The write-down is not maintained during subsequent financial years if the reasons that originated it no longer hold true.
Financial leases are recorded according to the financial method consisting of entering the value of the asset among tangible fixed assets at the normal value of the good and of the redemption price, while recording as a liability a debt of an equal amount, which is progressively reduced according to the reimbursement plan of the principal amounts included in the lease. The recorded value of the asset is amortized according to the rates used for purchased assets in the same class. It is noted that in the financial statements of the Group's companies the aforesaid leases are recorded according to local practices.

Financial fixed assets
Financial fixed assets consisting of interests in associated companies are valued at their cost adjusted for the corresponding shareholders' equity value recorded in the latest available financial statements.
Interests in other companies are recorded at the purchase cost, inclusive of accessory charges and reduced in case of permanent value losses.
The lower limit for value adjustments is the shareholders' equity of affiliated companies or the assumed break-up value for companies that are the subject of negotiations in view of their possible sale. Such adjustments are no longer maintained if the reasons that originated them no longer hold true.
Historical cost includes the price paid for the initial purchase and subsequent ones; capital increase underwritings, value decreases due to sales, share capital reductions as a result of general shareholder meeting resolutions for their reimbursement.
Share capital reductions to cover losses and related restorations, to the previous share capital value, do not constitute variations of the historical cost.

Inventories
Inventories of raw materials, ancillary materials, semi-finished and finished products are recorded at the lower value between the purchase or fabrication cost, inclusive of direct accessory charges, and the assumed realization value inferred from market trends.
Products being processed are recorded at the purchase cost of the raw materials used, inclusive of the fabrication cost actually incurred as of the work stage reached.
Cost is computed with the weighted average cost method. LIFO with annual increments is used in the financial statements of the Italian companies and of some foreign companies.
The net realization value is determined taking into account any fabrication expenses yet to be borne as well as direct sale expenses.
The purchase price incurred for advertising material destined to be sold to the Group's companies, determined in line with the criteria outlined above, is recorded among year-end inventories.
Inventories of raw materials and semi-finished products no longer usable in the production cycle and inventories of non-sellable finished products are fully written down.

Other securities
Securities are assigned the lower value between the purchase or underwriting cost and market value. Interest accrued and not yet collected is recorded among accrued income.

Receivables and payables

Receivables are valued at the presumable realization value by entering the nominal value in the asset side of the balance sheet, adjusted directly to take into account any reasonably foreseeable losses.

Receivables from customers undergoing insolvency procedures, in a condition of proven insolvency, or towards which it is useless to initiate enforcement proceedings, are entered directly as losses or are written down to the extent the information obtained and the ongoing proceeding allow to presume their definitive recovery.

Payables are recorded at their nominal value.

Payables for current taxes are recorded according to current rates applied to a realistic estimate of taxable income, taking into account the laws enforced when the financial statements were prepared. If taxes to be paid are actually lower than tax credits, advances already paid and withholdings, the difference is a credit that is recorded in the asset side of the balance sheet.

Receivables and payables denominated in a foreign currency, different from the accounting currency (€), are entered at the exchange rates current at the time they were recorded and subsequently aligned to year-end exchange rates. Losses and profits originated from year-end exchange rates alignment are recorded in the income statement.

Cash and banks

Payables from banks and the postal administration for deposits or accounts are recorded in the balance sheet according to their presumed realization value.

Cash and stamps are valued at their nominal value.

Accrued income and prepaid expenses

The accrued income and prepaid expenses entry includes fiscal year revenues receivable during subsequent fiscal years and costs incurred before year-end but accrued during subsequent fiscal years.

The accrued expenses and deferred income entry includes costs accrued during the fiscal year and payable during subsequent fiscal years and the revenues collected before year-end but accrued during subsequent fiscal years.

Reserves for risks and charges

To cover potential Group liabilities, reserves for risks and charges are recorded among the liabilities in the balance sheet. Recorded reserves for risks and charges refer to charges of a determined nature, whose existence is certain or likely, but with either their amount or timing undetermined at year-end. Provisions, computed on the basis of prudential estimates, are included in the income statement.

Reserves for risks and charges also include the provisions for direct and indirect taxes relating to positions not yet defined or in dispute, as well as provisions to the deferred taxes reserve.

In regard to income taxes, Accounting Principle n. 25 is applied. This principle, set forth by the National Council of Accountants, states that deferred taxes are computed on the temporary differences between the value in the balance sheet and the fiscal value of assets and liabilities (balance sheet liability method). Deferred taxation is also determined by those entries that, though not allocated in the balance sheet, can produce potential future tax credits (for instance fiscal losses, reportable for tax purposes).

According to the aforementioned principle, prepaid taxes must be recorded in the financial statements even if they exceed deferred tax liabilities.

To record prepaid taxes, the following are taken into consideration:

- For fiscal losses, the time span covered by corporate plans proving with reasonable certainty the expectation of future income able to absorb the fiscal benefit recorded in the financial statements;
- For reserves for risks and charges, the uncertainty as to the time when they may become fiscally relevant.

Credits for prepaid taxes, determined based on the temporary differences between accounting values and fiscal values, are subsequently written down, when reasonable certainty of their recovery is lost.

Not recorded in the financial statements are taxes prepaid due to temporary differences when there is no reasonable certainty of their cancellation by a corresponding future tax benefit and deferred tax liabilities for temporary differences when the payment of future taxes is not likely.

Employees' leaving indemnity

The Italian employees' leaving indemnity (*Trattamento di Fine Rapporto*, T.F.R.) accumulated during their working time and payable immediately after termination of their employment is computed, in accordance with civil and labor laws, according to the duration of each employee's employment, category and compensation. The indemnity is revaluated annually according to cost of living increases (ISTAT index), provided by the Italian Government. The balance sheet shows the actual debt matured to employees as of the closing date of the fiscal year.

Memorandum accounts

Memorandum accounts comprise guarantees provided directly or indirectly for an amount equal to the actual pledge, and real guarantees, for an amount equal to the balance sheet value of the pledged asset or right.
Pledges, risks and other memorandum accounts include, among others, off-balance sheet transactions represented by derivative contracts stipulated to protect the value of individual assets and/or liabilities against risks of interest rate and/or exchange rate fluctuations. The accounting valuation of such contracts is consistent with the value of the assets and liabilities correlated thereto. The spreads of said transactions are reflected in the income statement. The value entered among the memorandum accounts corresponds to the notional value of existing contracts.

Derivative contracts

The accounting valuation of such contracts is consistent with the value of the assets and liabilities correlated thereto. The spreads of said transactions are reflected in the income statement. The value entered among the pledges corresponds to the notional value of existing contracts

Recording revenues, income and expenses in the income Statement

Revenues and income are recorded net of returns, discounts, allowances and premiums as well as of the taxes directly connected with the sale of the products and the rendering of the services. In particular:

- Product sale revenues are recognized at the time of title transfer, which is normally identified with the delivery or shipment of the goods. Sales are posted before excise duties on alcoholic beverages;
- Service revenues are recognized on the basis of the rendering of the service and in accordance with the related agreements;
- Financial income and expenses are recognized on the basis of accrual time;
- Capital grants are accounted for at the time of collection or, if prior, upon receipt of the formal payment resolution. They are recorded under the "deferred income" entry of the balance sheet and credited to the income statement in proportion to the amount of the assets whereto they are referred;
- Income taxes are determined in accordance with the law, applying current rates in the Country where individual companies have their principal place of business, taking into account any specific tax breaks provided by the rules;
- Research and development expenses: costs for development plans and studies are recognized in the income statement for the fiscal year during which they are borne;
- Advertising expenses: advertising costs are recognized in the income statement for the fiscal year during which they are borne

Transaction with the controlling company

A real estate lease contract regulated at market prices is in existence with the controlling company. There is no relationship with the companies controlled thereby, other than the companies of the Campari Group.

Comments on balance sheet entries – Assets

Fixed assets

Intangible fixed assets

	31 December 2001	31 December 2000	Change
Start up and expansion costs	115	107	8
Industrial patents and intellectual property rights	2,475	492	1,983
Concessions, license rights, trademarks and similar rights	13,128	13,439	(311)
Consolidation difference	152,580	83,377	69,203
Intangible assets in progress and advances to suppliers of intangible fixed assets	354	1,498	(1,144)
Other intangible fixed assets	2,271	1,400	871
Total	170,923	100,313	70,610

The following variations occurred during the fiscal year:

	Start up and expansion costs	Industrial patents and intellectual property rights	Concessions license rights, trademarks and similar rights	Consolidation difference	Intangible assets in progress and advances to suppliers of intangible fixe assets	Other intangible fixed assets	Total
Value as of 31 Dec. 2000	1,247	1,090	21,788	107,190	1,498	5,081	137,894
Depreciation reserve as of 31 Dec. 2000	(1,140)	(598)	(8,349)	(23,813)	–	(3,681)	(37,581)
Balance as of 31 Dec. 2000	107	492	13,439	83,377	1,498	1,400	100,313
Perimeter variation	–	2,333	1,100	79,668	–	–	83,101
Investments	–	669	(5)	–	354	1,293	2,311
Dismissals	(4)	–	(8)	–	–	(18)	(30)
Depreciation	(61)	(1,281)	(980)	(10,465)	–	(1,728)	(14,515)
Reclassifications	–	181	–	–	(1,499)	1,318	–
Exchange rate differences and other variations	73	81	(418)	–	1	6	(257)
Balance as of 31 Dec. 2001	115	2,475	13,128	152,580	354	2,271	170,923
Value as of 31 Dec. 2001	1,371	6,108	21,977	186,858	354	7,689	224,357
Depreciation reserve as of 31 Dec. 2001	(1,256)	(3,633)	(8,849)	(34,278)	–	(5,418)	(53,434)

The increase in the entry "Industrial patents and intellectual property rights" derives both from the perimeter variation resulting from the Brazilian acquisition and to investments during the fiscal year. In both cases, the entry refers to software licenses, relating in the first case to the Brazilian companies acquired and in the second case to the costs borne for the application of the Sap software, in particular of the customer relationship management software tool by the Parent Company, and of the project for managing inter-company orders.

The "Concessions, license rights, trademarks and similar rights" and "consolidation difference" entries comprise the following:

	31 December 2001		31 December 2000	
	Concessions, license rights, trademarks and similar rights	Consolidation difference	Concessions, license rights, trademarks and similar rights	Consolidation difference
Former Bols products	2,839	10,514	3,274	13,465
Ouzo 12	8,428	10,125	8,918	10,721
Cinzano	874	58,280	926	59,192
Brazilian acquisition	984	73,661	–	–
Others	3	–	320	–
	13,128	152,580	13,439	83,377

The increase in the entry "Concessions, license rights, trademarks and similar rights" is essentially due to trademarks owned by the acquired Brazilian companies.
The goodwill resulting from the Brazilian acquisition amounts to € 77,199 thousand, while the re-acquisition of 6% of the share capital of Cinzano Investimenti e Partecipazioni S.p.A. by the subsidiary Campari-Crodo S.p.A., completed in March 2001, generated a goodwill of € 2,469 thousand.
Intangible assets in progress at year-end refer to the Parent Company's additional development projects within the Sap information system, aimed at enhancing the customer relationship management software.
The "reclassifications" entry comprises the reduction of the intangible assets in progress at the end of the previous fiscal year, reclassified in the respective entries at the time of their actual utilization.
The increase in the "other intangible fixed assets" entry, for € 1,293 thousand, refers mainly to incremental software expenses by the Parent Company, prevalently for the additional development of application software relating to the active cycle, the statistical and customer relationship management environments.

Intangible fixed assets include an amount of € 73 thousand for monetary revaluations in accordance with Laws 576/75 e 413/91.

Tangible fixed assets

	31 December 2001	31 December 2000	Change
Land and buildings	46,756	53,552	(6,796)
Plant and machinery	29,020	25,277	3,743
Industrial and commercial equipment	5,956	5,024	932
Other tangible fixed assets	4,673	3,999	674
Fixed assets under construction and advances to suppliers of tangible fixed assets	4,599	229	4,370
Total	91,004	88,081	2,923

Relevant changes occurred during the fiscal year are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Fixed assets under construction and advances to suppliers of tangible fixed assets	Total
Value as of 31 Dec. 2000	88,014	93,467	34,488	14,888	229	231,086
Depreciation reserve as of 31 Dec. 2000	(34,462)	(68,190)	(29,464)	(10,889)	–	(143,005)
Balance as of 31 Dec. 2000	53,552	25,277	5,024	3,999	229	88,081
Perimeter effect	1,462	7,739	–	986	367	10,554
Investments	562	2,877	2,845	1,855	4,376	12,515
Dismissals	(2,918)	(12)	(221)	(399)	–	(3,550)
Depreciation	(2,413)	(5,806)	(1,692)	(1,399)	–	(11,310)
Exchange rate differences and other variations	(3,489)	(1,055)	–	(369)	(373)	(5,286)
Balance as of 31 Dec. 2001	46,756	29,020	5,956	4,673	4,599	91,004
Value as of 31 Dec. 2001	83,336	113,955	35,944	17,207	4,599	255,041
Depreciation reserve as of 31 Dec. 2001	(36,580)	(84,935)	(29,988)	(12,534)	–	(164,037)

The tangible fixed assets increase as a result of the consolidation perimeter variation, amounting to € 10,554 thousand, wholly results from the Brazilian acquisition and pertains to the plants at Sorocaba, for a total value of € 9,432 thousand, and Jaboatao, for € 488 thousand.
The exchange rate differences and other movements in the period, entailing a € 5,286 reduction in the balance of tangible fixed assets, are prevalently due to differences in the exchange rate of the Brazilian currency. In particular, they include both the differences generated during the fiscal year by the devaluation of the Brazilian Real for € 2,028 thousand and the effect of the change in the reporting currency used by Campari do Brasil Ltda., for € 3,021 thousand. Effective 1 January 2001, the currency used by the subsidiary Campari do Brasil Ltda. is the Brazilian Real, while

previously the US dollar had been the reporting currency, enabling to maintain historical exchange rates and thereby avoid the distortions deriving from the country's high inflation rate. The effect of this change was recorded under the extraordinary expenses, net of the portion already set aside during previous fiscal years in view of these differences.

The period's main investments in the "land and buildings" entry are constituted by improvements on buildings made by Campari France S.A.

Investments in plant and machinery refer to the Parent Company for € 764 thousand and to Campari-Crodo S.p.A. for € 1,390 thousand. In the Parent Company's case, they relate to work at the Sesto San Giovanni plant on the *CampariSoda* line, in the liquor department and on generic systems. The largest investments relate to the systems aimed at technological improvements in the various department for € 256 thousand and water conditioning plants for € 159 thousand. In regard to Campari-Crodo S.p.A., the main acquisitions pertain to the Crodo production units for € 439 thousand, in Sulmona for € 710 thousand and in Termoli for € 156 thousand and they mainly comprise technical and technological updates, modifications and upgrades to plants and equipment.

The € 2,845 thousand increase in industrial and commercial equipment refers for € 2,594 thousand to Campari S.p.A. and it pertains to the purchase of reusable packaging materials.

In the "other assets" entry, the most significant acquisitions relate to the purchase of electronic machines by the Parent Company for € 558 thousand and by subsidiary companies for € 365 thousand.

The investments classified in fixed assets under construction and advances at the end of the fiscal year refer, for the Parent Company, to systems not yet commissioned or advances on systems for the Sesto San Giovanni plant for € 1,113 thousand and, for Campari-Crodo S.p.A., to systems of the three production units for € 947 thousand and to the design of the new Novi Ligure industrial site for € 195 thousand. The entry also comprises investments by the subsidiary Campari do Brasil Ltda. for € 2,023 thousand, mainly destined to the new production line of the Sorocaba plant, to be commissioned in early 2002 after production is moved from the Barueri industrial unit.

Dismissals of land and buildings refer to the sale, by the Parent Company, of production sites no longer in use, recorded at a net value of € 2,100 thousand and sold for € 5,157 thousand and, for the remaining part, to the sale of civil real estate properties by the Parent Company and by Campari-Crodo S.p.A.

As of 31 December 2001, the "land and buildings" entry includes the amount of € 5,302 thousand referred to leased assets; the residual debt as of the same date, for € 15,242 thousand, is recorded under the "payables to banks" entry.

Total revaluations pertaining to tangible fixed assets existing at year-end are equal to € 8,924 thousand, net of depreciation. Their details are as follows:

	Land and buildings	Plant and machinery	Other tangible fixed assets	Total
Law n. 576 02/12/75	58	252	–	310
Law n. 72 19/03/83	708	2,728	109	3,545
Law n. 413 30/12/91	5,069	–	–	5,069
Total	5,835	2,980	109	8,924

Financial fixed assets

	31 December 2001	31 December 2000	Change
Equity investments:			
in subsidiary companies	398	–	398
in associated companies	532	568	(36)
in other companies	17,832	16,582	1,250
Receivables from other companies:			
within 12 months	337	2,612	(2,275)
after 12 months	2,299	1,939	360
Other securities after 12 months	454	457	(3)
Own shares	31,000	–	31,000
Total	52,852	22,158	30,694

The following changes took place during the fiscal year:

	Equity investments in subsidiary companies	Equity investments in associated companies	Equity investments in other companies	Receivables from other companies due within 12 months	Receivables from other companies after 12 months	Other securities	Own shares
Balance as of 31 Dec. 2000	–	568	16,582	2,612	1,939	457	–
Increases	398		166		360		31,000
Revaluations / write-downs		(36)	262				
Decreases			(89)	(2,275)		(3)	
Other changes			911				
Balance as of 31 Dec. 2000	398	532	17,832	337	2,299	454	31,000
Composition as of 31/12/01							
Campari Management S.A.M	398						
MCS S.c.a.r.l. – Brussels		246					
International Marques V.o.f. – Haarlem		223					
Longhi & Associati S.r.l. – Milan		63					
Skyy Spirits, LLC - Delaware (USA)			17,601				
Other equity investments < 10%			231				
Loans to S.I.A.M. Monticchio S.p.A.				336	374		
Advanced payment of taxes for staff					817		
leaving indemnity n. 454 Idreg Piemonte bonds						454	
Own shares							31,000
Other items				1	1,108		
	398	532	17,832	337	2,299	454	31,000

The entry "Equity investments in subsidiary companies" as of 31 December 2001 refers to the investment in Campari Management S.A.M, placed in liquidation since 1 April 2001 and hence no longer in the consolidation perimeter and adjusted for shareholders' equity as of 31 December 2001.
The change in equity investments in associated companies is due to their alignment to the value of shareholders' equity as of 31 December 2001.
The decreases in equity investments in other companies relate for € 77 thousand to S.I.A.M. Monticchio S.p.A., sold in early 2001 and already aligned to the selling value as of 31 December 2000. Net revaluations of said entry, for € 262 thousand, include the revaluation of the 9.3% stake in Skyy Spirits, LLC. based on results as of 31 December 2001 and the write-down of the stake by effect of the dilution of the interest owned by Redfire, Inc., which went from 10% to 9.3% as a result of the allocation of shares to the management of Skyy Spirits, LLC. The write-down amounts to € 1,191 thousand. A further dilution, in January 2002, brought this interest to 8.9% and it was conservatively recorded in the reserve for sundry risks (see).
The "Other changes" entry amounting to + € 911 thousand, refers to the exchange rate difference generated by the value of the investment itself, expressed in USD.
The decrease in receivables from other companies within 12 months is mainly due to the extinction, during the fiscal year, of the loan to Bersano Riccadonna S.p.A., existing as of 31 December 2000 in favor of the subsidiary Campari-Crodo S.p.A.
Receivables from other companies after 12 months increase by effect of the security payments of the acquired Brazilian companies.
Own shares, for € 31 million, refer to 1,000,000 common shares, amounting to 3.4% of share capital, for an overall par value of € 1 million, purchased to service the stock option plan. For additional information, please see the Directors' report.

Current assets

Inventories

	31 December 2001	31 December 2000	Change
Raw, ancillary and consumable materials	17,240	14,223	3,017
Work in progress and semi-finished products	22,285	20,033	2,252
Finished products and goods for resale	24,843	15,478	9,365
Total	64,368	49,734	14,634

In the financial statements of Italian companies and of some foreign companies, inventories were evaluated with the LIFO method. The greater value due to the adoption of the average cost method in the consolidated balance sheet is € 3,122 thousand.
The inventory increase relative to 31 December 2000 is due, for € 9,808 thousand, to the perimeter variation deriving from the Brazilian acquisition, of which € 2,388 thousand are raw materials, € 4,727 thousand are semi-finished products and € 2,693 thousand are finished products. The remaining increase is due for about € 3,500 to stocks of *Cinzano* products, marketed directly by Campari S.p.A. starting May 2001, and for the remainder to an increase in the stocks of Campari do Brasil Ltda. aimed, in part, to allow production to be moved from Barueri to Sorocaba.
The above values are net of the inventory write-down reserve, which as of 31 December 2001 amounts to € 1,179 thousand (€ 292 thousand as of 31 December 2000). The increase is mostly due to the reserves set for the acquisition of the Brazilian companies.

Receivables

	31 December 2001	31 December 2000	Change
Due from customers - within 12 months	119,509	89,785	29,724
Due from customers - after 12 months	93	85	8
Due from associated companies - within 12 months	2,500	2,534	(34)
Due from parent companies - after 12 months	–	1,659	(1,659)
Other receivables due - within 12 months	25,948	74,556	(48,608)
Other receivables due - after 12 months	674	202	472
Total	148,724	168,821	(20,097)

The increase in receivables due from customers results partly from the Brazilian acquisition and the consequent greater revenues generated, and partly from the significant revenue growth achieved in the last two years of the fiscal year by Campari S.p.A.
Receivables due from customers, deriving from normal sales operations, are net of the provisions for bad debts of € 4,067 thousand, resulting in part from positions of the companies taken over from the Wessanen Group in 1995 and not yet collected.

The provisions for bad debts changed as follows:

Balance as of 31 December 2000	4,078
Utilization	(840)
Reserves	517
Balance as of 31 December 2001	4,067

The balance "Other receivables" comprises, as of 31 December 2001:

	31 December 2001	31 December 2000	Change
Fixed term bank deposits and commercial paper	–	47,010	(47,010)
Due from tax authorities	5,769	7,699	(1,930)
Deferred tax assets	6,584	6,707	(123)
Advances and other receivables from suppliers	7,776	6,868	908
Receivables for sundry sales	3,475	2,005	1,470
Due from agents and distribution centers (net of the provisions for bad debts of € 2,576 thousand)	1,147	2,135	(988)
Others (net of the provisions for bad debts of € 233 thousand)	1,871	2,334	(438)
Total	26,622	74,758	(48,111)

"Fixed term bank deposits and commercial paper" which on 31 December 2000 related to short-term investment of liquidity, matured at the start of the fiscal year.

Receivables due from tax authorities refer to the recording, by the Group's companies, of taxed reserves, such as inventory depreciation reserves, provisions for bad debt and provisions for risks, to expenses with partially deferred deductibility, such as entertainment or maintenance expenses and to costs that are deductible based on specific tax provisions. The details of this allocation at the consolidated level are as follows:

Deferred tax assets on:	
– taxed reserves	5,399
– expenses with partially deferred deductibility	576
– deductible costs based on specific tax provisions	371
– others	238
Total deferred tax assets as of 31 December 2001	6,584

Financial assets not held as fixed assets and liquid funds

	31 December 2001	31 December 2000	Change
Marketable securities	46,370	1,898	44,472
Liquid funds:			
Bank and postal deposits	177,756	167,698	10,058
Checks, cash and liquidity	10	34	(24)
Total liquid funds	177,766	167,732	10,034
Total marketable securities and liquid funds	224,136	169,630	64,540

Marketable securities are represented by SICAV and by securities held by South-American companies in US Dollars.

The net financial position of € 96,609 thousand, comprises the following:

	31 December 2001	31 December 2000	Change
Liquid funds	177,766	167,732	10,034
Payables to banks - within 12 months	(114,072)	(13,100)	(100,972)
Payables to banks - after 12 months	(13,455)	(15,353)	1,898
	50,239	139,279	(89,040)
Fixed term bank deposits and commercial paper (included in other receivables)	–	47,010	(47,010)
Marketable securities	46,370	1,898	44,472
Net financial position	96,609	188,187	(91,578)

Accrued income and prepaid expenses

	31 December 2001	31 December 2000	Change
Accured income	434	362	72
Prepaid expenses	550	349	201
Total	984	711	273

These entries comprise mainly € 330 thousand interest income matured and prepaid advertising and promotion expenses for € 189 thousand.

Liabilities and Shareholders' Equity

Shareholders' Equity

Movements in the consolidated shareholders' equity during the fiscal year are as follows:

	Balance as of 31 December 2000	Dividends	Transfers	Exchange rate differences and other movements	Income for the fiscal year	Balance as of 31 December 2001
Share capital	29,040					29,040
Legal reserve	1,500		4,308			5,808
Reserve for own shares	–		31,000			31,000
Other reserves:						
Extraordinary reserve	7,982					7,982
Suspended tax reserve	3,041					3,041
Merger residual	5,687					5,687
Consolidation reserve	120,426		35,935	(845)		155,516
Reserve for financial statement conversion into foreign currency	10,930			(5,434)		5,496
Income (loss) carried forward	167,269	(12,908)	(31,000)			123,361
Income (loss) for the fiscal year	52,831	(12,588)	(40,243)		63,406	63,406
Total Group share of Shareholders' Equity	398,706	(25,496)		(6,279)	63,406	430,337
Minority share capital and reserves	5,048		(65)	(2,677)		2,306
Minority income (loss)	(65)		65		(9)	(9)
Total Minority interest share of Shareholders' equity	4,983	–	–	(2,677)	(9)	2,297
Total Shareholders' equity	403,689	(25,496)	–	(8,956)	63,397	432,634

Net income for the previous year was distributed to shareholders as a dividend for € 25,496 thousand.

As of 31 December 2001, the share capital comprises 29,040,000 ordinary shares with a nominal value of € 1 each. During the month of July, a portion of current reserves available was destined to the purchase of 1,000,000 own shares to service the stock option plan reserved to the Group's management.
Variations in the reserve for financial statement conversion into foreign currency are mainly due to the exchange rate differences on initial shareholders' equity of subsidiary companies, resulting mostly from the different rates used to convert the balance sheet and the income statement of the fiscal year. It also includes the effect deriving from the change in reporting currency by the subsidiary Campari do Brasil Ltda., from US Dollar to Brazilian Real, commented in the analysis of the tangible fixed assets (see).
The change in the minority interest share of shareholders' equity relates to the re-acquisition, by the subsidiary Campari-Crodo S.p.A., of 6% of the share capital of Cinzano Investimenti e Partecipazioni S.p.A., previously held by F.lli Gancia & C. S.p.A., which took place in March 2001. The residual portion of the minority interest share of shareholders' equity refers to 25% of O-Dodeca B.V.

Reserve For Risks and Charges

	31 December 2001	31 December 2000	Change
Leaving indemnities, pension funds and the like	2,035	1,817	218
Taxation	20,093	17,997	2,096
Deferred taxation	6,072	4,730	1,342
Other reserves	5,963	4,453	1,510
Total	34,163	28,997	5,166

The Group reports reserves for situations that are in dispute or under risk when the liability is likely and its amount can reasonably be determined.
The leaving indemnities, pensions funds and alike entry refers to additional agent indemnities for € 1,083 thousand and pension funds € 952 thousand.

The taxation reserve is mainly constituted by the entry recorded by the Parent Company, for € 17,043 thousand and by the subsidiary Campari-Crodo S.p.A., for € 884 thousand. In addition, an increase of € 1,736 thousand relative to 31 December 2000 is recorded by effect of the consolidation perimeter change deriving from the Brazilian acquisition. In regard to tax proceedings relating to the Parent Company, we conservatively maintained the amount recorded for the previous fiscal year against tax proceedings which progressed as follows:

- On 18 December 2001 the Parent Company was notified that the Income Office – Office of Milan – had issued a tax assessment relative to the 1995 fiscal year in which the tax authorities adjusted the reported fiscal loss as a result of the recovery for € 21,208 thousand, classified as non deductible equity investment write-down. The Company appealed against this assessment, with ample arguments justifying the correctness of the Company's actions, before the Provincial Tax Commission of Milan on 14 February 2002.
- On 28 November 2001 the 1st Section of the Provincial Tax Commission of Milan, accepting the appeal filed by the Parent Company, repealed the assessment notification for the fiscal year 1994 which claimed that IRPEG and ILOR taxable income had been higher by € 24,902 thousand and imposed sanctions for a total of € 13,248 thousand.

Moreover, as reported in the explanatory note to the financial statements of the previous fiscal year, during 2000 the Parent Company received notification of claims for the 1997 and 1998 fiscal year, alleging that IRPEG / ILOR taxable income had been higher by € 2,008 thousand and imposing sanctions for € 1,069 thousand for 1997 and higher IRPEG / IRAP taxable income by € 1,535 thousand with sanctions of € 662 thousand for 1998. The Company believes the tax claims contained in the aforesaid notifications to be without merit and should they give rise to future tax charges, it will appeal to the cognizant authorities.

The deferred taxation account represents the balance of deferred taxes allocated with reference to tax-related entries in the financial statements of individual companies in the Group, essentially referred to prepaid depreciation and to capital gains deferrals, and of deferred and prepaid taxes relating to consolidation accounts. Changes to the balance since 31 December 20001are as follows:

	31 December 2001			31 December 2000		
	deferred taxes	prepaid taxes	balance	deferred taxes	prepaid taxes	balance
Parent Company	1,292	–	1,292	1,497	–	1,497
Subsidiaries	2,363	–	2,363	4,146	–	4,146
Consolidation accounts	16,352	(13,935)	2,417	12,199	(13,112)	(913)
Total	20,007	(13,935)	6,072	17,842	(13,112)	4,730

The deferred taxes of the Parent Company and subsidiaries refer almost exclusively to prepaid depreciation and to capital gains deferrals.

Other reserves are represented mainly by risk reserves for disputes with agents for Euro € 2,786, risk reserves for ongoing litigation in relation to the Brazilian acquisition for € 1,200 thousand, plant renovation reserve for € 398 thousand and restructuring charges for € 75 thousand. They also comprise an amount of € 607 thousand relating to year-end bonuses to be paid to customers, in compliance with existing agreements, whose amount was determined based on transactions executed in early 2002, as well as adjustments to sales for omitted discounts, price differences, returns for sales invoiced in 2001 for which it is not possible to determine in a certain and objective manner the amount and emergence, at the time of closing of these financial statements.

The other reserves include, for € 681 thousand, the write-down of the equity investment in Skyy Spirits, LLC, due to the further dilution of the share held by Redfire, Inc., which dropped to 8.9% after 31 December 2001. For more information, see the comment to the "Financial fixed assets" entry of this explanatory note.

Employees' leaving indemnity

This reserve, to be used at the time of the employee's termination, relates to employees of Italian companies. The reserve set aside represents companies' actual debt as of 31 December 2001 net of advance payments made and of the portions transferred to the complementary pension fund.

Changes to this reserve account during the fiscal year were as follows:

Initial balance as of 31 December 2000	12,481
Provision for the period	1,434
Utilization during the period and advances to employees	(3,061)
Final balance as of 31 December 2001	10,854

Payables

	31 December 2001	31 December 2000	Change
Banks - within 12 months 12	114,072	13,100	100,972
Banks - after 12 months	13,455	15,353	(1,898)
Other suppliers of finance - after 12 months	1,209	1,046	163
Advance payments received - within 12 months	392	553	(161)
Suppliers - within 12 months	89,070	68,125	20,945
Associated companies - within 12 months	1,488	1,273	215
Tax authorities - within 12 months	22,540	22,372	168
Tax authorities - after 12 months	4,704	7,227	(2,523)
Social security institutions - within 12 months	2,693	2,702	(9)
Other payables - within 12 months	24,168	21,071	3,097
Total	273,791	152,822	120,969

Payables to banks consist of the following:

	within 12 months	after 12 months	Total
Short-term debt	112,285	–	112,285
Credito Emiliano for real estate lease	1,787	13,455	15,242
Total	114,072	13,455	127,527

The short-term debt to banks is due for € 103,555 thousand to the Parent Company and it is mainly to be ascribed to the credit lines opened for the acquisitions already discussed in the Directors' Report, and for the acquisition of own shares. Residual debt is due for € 7,943 thousand to the subsidiary Redfire, Inc.

Payables due to Credito Emiliano represent the principal portion of the installments outstanding on a nine-year real estate lease, expiring 20 February 2006, on the building occupied by the head offices of the Parent Company and of certain subsidiary companies in Milan, recorded as a capital lease. The remaining lease installments are due as follows:

Year	Amount
2002	1,787
2003	1,938
2004	2,102
2005	2,280
2006	7,134
Total	15,242

Payables due to suppliers increase by effect of the start of direct marketing of Cinzano products, of the development of the Group's activities and of the higher costs deriving thereby, in particular linked to promotional and advertising activities.

Payables due to tax authorities within 12 months relate to taxes payable by individual Group companies in the respective countries and comprise the following:

	31 December 2001	31 December 2000	Change
Income tax	5,850	8,188	(2,338)
Value added tax	5,886	3,021	2,865
Taxes on alcohol production	7,097	7,520	(423)
Withholding and other sundry taxes	3,707	3,643	64
Total	22,540	22,372	168

Income tax payable is shown net of advance payments of tax and of tax withheld at source.
Withholding and other sundry taxes include the current portion of € 2,523 thousand, of the payment over 5 years of the substitutive tax generated from the sale of the equity investments by Cinzano Investimenti e Partecipazioni S.p.A. The non-current portion of € 4,704 thousand was classified under Payables due to tax authorities after 12 months.

Other payables constitute a residual entry comprising:

	31 December 2001	31 December 2000	Change
Deposits on packaging materials	6,763	6,887	(124)
Customer bonuses	8,839	7,425	1,414
Payroll	4,412	4,012	400
Commissions payable	881	1,190	(309)
Advances from customers	34	192	(158)
Others	3,239	1,365	1,874
Total	24,168	21,071	3,097

The "others" entry includes a debt of the Parent Company, for € 1,064 thousand, related to an ongoing dispute linked to the Brazilian acquisition.
There are no payables with maturity beyond 5 years, or secured guarantees beyond those disclosed above.

Accrued expenses and deferred income

	31 December 2001	31 December 2000	Change
Accrued expenses	333	290	43
Deferred income	1,216	1,169	47
Total	1,549	1,459	90

Deferred income includes capital grants received from Prominvest for € 757 thousand.

Memorandum accounts

	31 December 2001	31 December 2000	Change
Guarantees to third parties	21,581	23,575	(1,994)
Pledges to third parties	3,156	40,971	(37,815)
Risks to third parties	234	1,027	(793)
Total	24,971	65,573	(40,602)

Guarantees to third parties as of 31 December 2001 comprise the following:

Government offices for excise duties	17,020
Value Added Tax credits and community transits	69
Prize contests	2,172
Multi-year contracts	486
Sundry	1,834
Total guarantees	21,581

Pledges to third parties represent pledges with multi-year duration resulting as of 31 December 2001, underwritten by the subsidiary Francesco Cinzano & C.ia S.p.A. to sponsor the World Motorcycle Grand Prix.

Comments on the main income statement entries

Value of production

Revenues from sales of goods and services comprise the following:

	31 December 2001	31 December 2000	Change
Sales of the Group's principal production, net of excise duties	494,271	434,042	60,229
Excise duties	64,616	63,403	1,213
Sales of wines and musts for production	14,559	12,934	1,625
Reclassification under item A5 – Production services on behalf of third parties	(5,758)	(3,000)	(2,758)
Others	559	750	(191)
Total	568,247	508,129	60,118

Sales performance and distribution by product line and geographic area are discussed in the Directors' Report.

Other income and revenues

The entry comprises the following:

	31 December 2001	31 December 2000	Change
Advertising contributions received	7,302	6,526	776
Production subcontracted by third parties	5,758	3,000	2,758
Real estate income	819	1,016	(197)
Sundry sales	2,487	754	1,733
Capital grants	196	410	(214)
Gains on disposal of fixed assets	341	304	37
Others	5,804	2,473	3,331
Total	22,707	14,483	8,224

The "Others" entry comprises revenues for € 1,285 thousand, represented by recharging, by the Parent Company, of costs pertaining to the listing operation.

Production costs

Production costs consist of:

	31 December 2001	31 December 2000	Change
Raw, ancillary, consumable materials and goods for resale	194,977	171,239	23,738
Services	158,153	133,051	25,102
Rental and lease charges	2,720	2,572	148
Personnel	51,044	43.611	7,433
Amortization of intangible fixed assets	14,515	9.578	4,937
Depreciation of tangible fixed assets	11,310	9,741	1,569
Write-down of receivables included in current assets and liquid funds	621	266	355
Variation in inventories of raw, ancillary and consumable materials	263	(1,100)	1,363
Provision for risks	1,081	20,462	(19,381)
Other provisions	48	254	(206)
Other operating costs	71,883	69,181	2,702
Total	506,615	458,855	47,760

Costs for services

Costs for services comprise the following:

	31 December 2001	31 December 2000	Change
Advertising and promotion costs	92,317	77,524	14,793
Transportation	19,335	18,807	528
Commissions	10,297	10,387	(90)
Other sundry expenses	36,204	26,333	9,871
Total	158,153	133,051	25,102

The increase in the "other sundry expenses" entry over the previous period results to a large extent from the changes to the corporate organization and structure deriving from the listing, which generated costs of € 3,575 for the Parent Company. These costs were fully recognized during the period.

Personnel

This entry comprises the entire personnel expenditure and includes bonuses, salary increases, the cost of holidays not taken and other provisions accrued in accordance with current legislation and labor contracts.

Personnel costs breakdown is as follows:

	31 December 2001	31 December 2000	Change
Wages and salaries	33,477	29,922	3,555
Social security contributions	10,031	10,118	(87)
Employees' leaving indemnity - Italy	1,435	1,563	(128)
Supplementary retirement pensions and agents' leaving indemnity	95	288	(193)
Other personnel related costs	6,006	1,720	4,286
Total	51,044	43,611	7,433

The increase in personnel costs during the period is mainly due to structural enlargement as a result of the Brazilian acquisition and to the extraordinary charges connected with the implementation of restructuring actions.

Amortization

Amortization rates, composition and movements have been illustrated above. The table below shows the amortization of trademarks and consolidation differences (goodwill) by brand:

	31 December 2001	31 December 2000	Change
Former Bols products	3,385	3,478	(93)
Cinzano	3,432	3,339	92
Ouzo 12	1,089	1,091	(1)
Brazilian acquisition	3,538		3,538
Others	–	236	(236)
Total	11,445	8,144	3,301

Other operating expenses

These comprise the following:

	31 December 2001	31 December 2000	Change
Excise duties and other taxes on alcohol	64,755	63,773	982
Sundry	7,128	5,408	1,720
Total	71,883	69,181	2,702

The sundry operating expenses consist mainly of expenses related to management of real estate and other non-recurring expenses.

Financial income and expenses

	31 December 2001	31 December 2000	Change
Income from investments in associated companies	127	–	127
Income from investments in other companies	5	3	2
Other financial income from receivables included in fixed assets	760	145	615
Other financial income from marketable securities	1,499	23	1,476
Sundry financial income:			
– from parent companies	–	53	(53)
– rom other companies	10,826	12,438	(1,612)
Interest and other financial charges from other companies	(13,936)	(7,269)	(6,667)
Total	(719)	5,393	(6,112)

Sundry financial income from other companies includes gains on exchange rates for € 2,877 thousand.
Interest and other financial charges from other companies comprise losses on exchange rates for € 6,748 thousand. In particular, they include the recording, by the Parent Company, of the unrealized loss on the credit lines opened in US Dollars for the acquisitions described above, amounting to € 2,613 thousand.

Adjustments to the value of financial assets

	31 December 2001	31 December 2000	Change
Revaluations of investments	2,770	2,533	237
Write-downs of investments	(1,872)	(787)	(1,085)
Total	898	1,746	(848)

Revaluations of investments essentially derive from the adjustments to the shareholders' equity of the value of the equity investments in Skyy Spirits, LLC and in Campari Management S.A.M., the latter in liquidation.
The € 1,872 thousand write-down derives, as described in the comments to the "Financial fixed assets" entry, from the dilution of the interest held by Redfire, Inc. in Skyy Spirits, LLC, which went from 10% to 9.3% at year-end, for € 1,191 thousand. It also includes the additional dilution of the interest after 31 December 2001 and conservatively set aside to the reserve for different risks for € 681 thousand.

Extraordinary income and expenses

	31 December 2001	31 December 2000	Change
Gains on disposal of fixed assets	4,266	7,675	(3,409)
Other income	7,801	2,095	5,706
Losses on disposal of fixed assets	(1)	(46)	45
Other expenses	(1,949)	(1,969)	20
Change in accounting criteria	(1,119)	–	(1,119)
Prior year taxes	(285)	(1,639)	1,354
Total	8,713	6,116	2,597

Gains on disposal of fixed assets

These relate to sales of real estate by the Parent Company amounting to € 3,634 thousand and by the subsidiary Campari-Crodo S.p.A. amounting to € 632 thousand.

Other Income

These essentially refer to non-recurring income. They also include the extraordinary component, for € 3,504 thousand, recorded by the Parent Company deriving from the settlement of pending relationships, following the settlement of disputes also correlated with the Brazilian acquisition.

Other expenses

This entry consists almost entirely of non-recurring expenses.

Change in accounting criteria

This reflects the effect of the change in currency used to consolidate the financial statements of the subsidiary Campari do Brasil Ltda., from USD to Brazilian Real, commented in the paragraph on tangible fixed assets (please see).

Income taxes for the period

Income before taxes and income taxes for the period comprise the following:

	31 December 2001	31 December 2000	Change
Income before taxes	95,505	78,718	16,787
Income taxes for the period:			
– current taxes	26,639	23,474	3,165
– deferred taxes	5,469	2,478	2,991
Total income taxes	32,108	25,952	6,156

The difference between the nominal IRPEG tax percentage and the actual percentage derives from the benefits resulting from applying the Dual Income Tax as per Law Decree 466/97, by the different level of taxation in the countries where the Group operates, and by the charge of the IRAP tax that characterized the different composition of taxable income of the Group's Italian companies for the purposes of this tax.

The depletion of the Parent Company's previous accumulated losses, which had been completely absorbed at the end of the previous fiscal year, brought about an increase in the Group's tax burden, partly balanced by the tax benefit deriving from application of the Dual Income Tax whose effect is more significant relative to the previous year, because the constraint of the 27% minimum average rate is no longer in effect.

Income for the period attributable to minority interests

This entry relates solely to the minority holding of 25% in the company O-Dodeca B.V. As previously commented, during the fiscal year the subsidiary Campari-Crodo S.p.A. has reacquired the 6% interest in Cinzano Investimenti e Partecipazioni S.p.A., previously held by F.lli Gancia & C. S.p.A. Subsequently, the merger by acquisition of Cinzano Investimenti e Partecipazioni S.p.A. by Campari-Crodo S.p.A. was completed.

Other information

Results by business segment

Results are commented in the Directors' Report.

Personnel data

The average number of employees of the companies included in the consolidation is as follows:

By category	31 December 2001	31 December 2000	Change
Managers	56	50	6
White collars	580	518	62
Blue collars	504	346	158
Total	1,140	914	226

By geographic area	31 December 2001	31 December 2000	Change
Italy	622	670	(48)
Other countries	518	244	274
Total	1,140	914	226

The increase in the Group's workforce, particularly in foreign companies, is directly related to the change in the consolidation perimeter as a result of the Brazilian acquisition

Compensation to Directors and Statutory Auditors

The total compensation due to the Directors and Statutory Auditors of the Parent Company also in other companies included in the consolidation perimeter is as follows:

	31 December 2001	31 December 2000	Change
Directors	5,503	4,743	760
Auditors	287	105	182
Total	5,790	4,848	942

Compensation is indicated net of value added tax and integrating contributions paid by the Company and before contributions paid by the beneficiaries.

Reconciliation with the parent company's statutory financial statements

The net equity and the result for the year of the Parent Company and the Group's consolidated statements as of 31 December 2001 are reconciled as follows:

	31 December 2001		31 December 2000	
	Net equity	Net income for the year	Net equity	Net income for the year
Statutory financial statements of the parent company	238,995	32,411	232,081	17,562
Difference between book value and net equity value of investments in consolidated companies	213,335	107,789	189,918	106,731
Elimination of dividends received from consolidated companies	–	(76,325)	–	(32,151)
Elimination of unrealized inter-company profit, net of tax effect	(19,457)	(310)	(19,148)	(40,363)
Application of parent company's accounting principles	(2,536)	(159)	(4,145)	1,052
Consolidated financial statements	430,337	63,406	398,706	52,831

The Chairman
of the Board of Directors
Doctor Luca Garavoglia

Appendices to the consolidated financial statements

1. Companies included in the consolidation
2. Reclassified consolidated
   Balance sheet
   Income statement
3. Group cash flow statement

Companies Included in the Consolidation
Pursuant to Consob resolution n. 11971 of 14 May 1999 Section 126

Parent Company

Name	Activity	Location	Share capital as of 31 December 2001		% owned by the Parent Company		
			Currency	Importo	direct	indirect	Direct shareholder entity
Davide Campari-Milano S.p.A.	Holding and production company	Milan	€	29,040,000	–	–	

Subsidiary companies consolidated with the global integration method

Name	Activity	Location	Share capital as of 31 December 2001		% owned by the Parent Company		
			Currency	Importo	direct	indirect	Direct shareholder entity
ITALY							
Campari S.p.A.	Trading company	Milan	€	1,220,076		100.00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A.	Holding and production company	Milan	€	21,957,000		100.00	DI.CI.E. Holding B.V.
Francesco Cinzano & C.ia S.p.A.	Trading company	Milan	€	1,200,000		100.00	Campari-Crodo S.p.A.
Immobiliare Vassilli 1981 S.r.l.	Real estate company	Milan	€	100,000		100.00	Lacedaemon Holding B.V.
Società Acque Minerali Ossolane S.p.A.	Trading company	Milan	€	104,000		100.00	Campari-Crodo S.p.A.
EUROPE							
Campari Deutschland GmbH	Trading company	Munich (D)	€	5,112,919		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta	Finance company	Dublin (I)	€	1,000,000	100.00		
Campari France S.A.	Production company	Nanterre (F)	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari Holding S.A.	Holding company	Roveredo (CH)	CHF	15,000,000	100.00		
Campari International S.A.M.	Trading company	Munich (MC)	€	155,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G.	Trading company	Zug (CH)	CHF	2,000,000		100.00	Campari Holding S.A.
DI.CI.E. Holding B.V.	Holding company	Amsterdam (NL)	€	14,974,747	100.00		
Lacedaemon Holding B.V.	Holding company	Amsterdam (NL)	€	10,436,945		100.00	Campari Holding S.A.
N. Kaloyannis Bros. A.E.B.E.	Trading company	Piraeus (GR)	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V.	Holding company	Amsterdam (NL)	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA	Service company	Funchal (P)	€	5,000	100.00		
Sovinac S.A.	Real estate company	Brussels (B)	€	613,600		100.00	Lacedaemon Holding B.V.
AMERICAS							
Campari do Brasil Ltda.	Production and trading company	Barueri (Brasile)	BRC	243,202,100	100,00		
Gregson's S.A.	Trademark holder company	Montevideo (Uruguay)	UYP	175,000		100.00	Campari do Brasil Ltda.
Kenston sales & services Inc. S.A.	Finance company	Montevideo (Uruguay)	USD	15,000		100.00	Campari do Brasil Ltda.
Redfire, Inc	Holding company	Wilmington, Delaware (USA)	USD	7,950,000	100,00		

(../..)

Other interests

Name	Activity	Location	Share capital as of 31 December 2001		% owned by the Parent Company				
			Currency	Importo	direct	indirect	Direct shareholder entity		
NON CONSOLIDATED SUBSIDIARY COMPANIES									
Campari Management S.A.M. (*)		Monaco (MC)	€	160,000		75.00	DI.CI.E. Holding B.V.	398	Shareholders' equity
						25.00	Lacedaemon Holding B.V.		
ASSOCIATED COMPANIES									
International Marques V.o.f.	Trading company	Harleem (NL)	€	210,000		33.33	DI.CI.E. Holding B.V.	223	Shareholders' equity
M.C.S. S.c.a.r.l.	Trading company	Brussells (B)	€	464,808		33.33	DI.CI.E. Holding B.V.	246	Shareholders' equity
Longhi & Associati S.r.l.	Service company	Milan	€	10,400		30.00	Lacedaemon Holding B.V.	62	Shareholders' equity

(*) company in liquidation since 1 April 2001

Davide Campari – Milano S.p.A.

Reclassified consolidated financial statements
Balance sheet
(€ thousand)

ASSETS	31 December 2001	31 December 2000
Current assets		
Cash and banks	177,766	167,732
Marketable securities	46,370	48,908
Financial receivables, short term portion	337	2,612
Receivables from customers, net of write-down reserves	119,509	89,785
Receivables from associated companies	2,500	2,534
Advances to suppliers	7,776	6,868
Reeivables from tax authoritiesc	5,769	7,699
Prepaid taxes	6,584	6,707
Inventories	64,368	49,734
Other current assets, net of write-down reserves	6,803	6,806
Total current assets	**437,782**	**389,385**
Tangible fixed assets		
Land and buildings	83,336	88,014
Machinery and plant	113,955	93,466
Other fixed assets	53,151	49,464
Depreciation reserve	(164,037)	(143,092)
	86,405	87,852
Fixed assets in progress	4,599	229
Net tangible fixed assets	**91,004**	**88,081**
Goodwill, net of depreciation	152,580	83,377
Other intangible fixed assets, net of depreciation	18,343	16,936
Equity investments	18,762	17,150
Receivables from parent companies	–	1,659
Financial receivables, net of current portion	2,299	1,939
Other assets	1,221	921
Own shares	31,000	–
Total assets	**752,991**	**599,448**

Liabilities and Shareholders' equity	31 December 2001	31 December 2000
Current liabilities		
Payables due to banks	112,285	11,453
Real estate lease, current portion	1,787	1,647
Payables due to suppliers	89,070	68,125
Payables to associated companies	1,488	1,273
Advances from customers	34	192
Year end bonuses to customers	8,839	7,425
Commissions payable	881	1,190
Income taxes	5,850	8,188
Payables due to tax authorities	16,690	14,184
Social security contributions	2,693	2,702
Employees	4,412	4,012
Deposits from customers for packages	6,763	6,887
Other current liabilities	5,180	3,377
Total current liabilities	**255,972**	**130,655**
Employees' leaving indemnity - Italy	10,854	12,481
Real estate lease, less current portion	13,455	15,241
Non current payables due to the tax authorities	24,797	25,224
Deferred taxes	6,072	4,730
Other non current liabilities	9,207	7,428
Minority interests	2,297	4,983
Total non current liabilities	**66,682**	**70,087**
Shareholders' equity		
Share capital	29,040	29,040
Reserves	401,297	369,666
Total Shareholders' equity	**430,337**	**398,706**
Total liabilities and Shareholders' equity	**752,991**	**599,448**

Reclassified consolidated income statement
(€ thousand)

	31 December 2001	31 December 2000
Net sales	**494,271**	**434,042**
Materials	(170,049)	(146,611)
Production costs	(41,483)	(34,557)
Total cost of goods sold	**(211,532)**	**(181,168)**
Gross margin	**282,739**	**252,874**
Advertising and promotion	(91,282)	(79,602)
Sale and distribution costs	(54,960)	(50,465)
Commercial margin	**136,497**	**122,807**
General and administrative expenses	(30,831)	(28,478)
Goodwill and trademark amortisation	(11,446)	(7,900)
Operating income = EBIT before non recurring costs	**94,220**	**86,429**
Non recurring costs	(5,575)	(1,083)
Operating income = EBIT	**88,645**	**85,346**
Net financial income (expenses)	3,153	5,291
Income (losses) on net exchange rates	(3,872)	98
Other non operating income (expenses)	6,066	6,663
Minority interests	9	65
Income before taxes	**94,001**	**97,463**
Taxes	(30,595)	(44,632)
Net income	**63,406**	**52,831**
EBITDA before non recurring costs	**120,046**	**105,748**
EBITDA	**114,470**	**104,665**
EBITA before non recurring costs	**105,666**	**94,329**
EBITA	**100,091**	**93,246**

Consolidated cash flow statement
(€ thousand)

	31 December 2001	31 December 2000
Cash flow from operating activities		
Net income for the period	63,406	52,831
Adjustments to reconcile net income to net cash provided from operations:		
Depreciation, amortization and write-downs	25,825	19,318
Provision for tax assessments	–	17,043
Deferred taxes	5,469	2,478
Gains on sale of fixed assets	(4,266)	(7,225)
Provision for employees' leaving indemnity	1,434	1,563
Other non cash items	6,447	2,946
Payment of employees' leaving indemnity	(3,061)	(687)
	31,848	34,436
Net change in operating assets and liabilities:		
Receivable from customers	*(18,864)*	*25,205*
Inventories	*(4,825)*	*(2,806)*
Payables to suppliers	*18,679*	*(18,655)*
Taxes	*210*	*12,504*
Other, net	(2,194)	267
	(6,994)	16,515
Net cash flow generated by operating activities	**88,260**	**104,782**
Cash flow from investing activities		
Acquisition of tangible fixed assets	(12,515)	(12,172)
Income from disposals of tangible fixed assets	7,816	9,968
Acquisition of intangible fixed assets	(2,311)	(2,654)
Acquisition of new subsidiaries, net of cash acquired (*)	(112,595)	(10,056)
Net change in equity investments	(2,719)	(292)
Acquisition of own shares	(31,000)	–
Net change in marketable securities	2,538	(29,769)
Change in financial receivables	3,016	2,501
Change PN other companies	6	–
Net cash flow generated by investing activities	**(147,764)**	**(42,474)**
Cash flow from financing activities		
Payment of lease instalments	(1,646)	(1,669)
Net change in short-term bank borrowings	98,085	(1,584)
Dividends paid	(25,496)	(25,496)
Net cash flow generated by financing activities	**70,943**	**(28,749)**
Exchange rate differences and other movements	(1,405)	
Net increase (decrease) in cash and banks	**10,034**	**33,559**
Cash and banks at beginning of fiscal year	167,732	134,173
Cash and banks at end of period	177,766	**167,732**

(*): As of 31 December 2001, the entry refers to the Brazilian acquisition for € 107,434 thousand and to the re-acquisition of 6% of the Cinzano Investimenti e Partecipazioni S.p.A. subsidiary for € 5,161 thousand

Consolidated financial statements as of 31 December 2001
Auditor's report

RECONTA ERNST & YOUNG

Via Torino 68
20123 Milano

Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212036

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58

(Translation from the original Italian text)

To the Shareholders
of Davide Campari – Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari -Milano S.p.A. as of and for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Davide Campari – Milano S.p.A.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such consolidated financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion. The financial statements of one subsidiary, which represents approximately 3% of the consolidated assets and 17% of the consolidated net sales, have been examined by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the data relating to this subsidiary, is based also on the report of the other auditors.

   For our opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 3, 2001.

3. In our opinion, the consolidated financial statements of Davide Campari – Milano S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Davide Campari – Milano S.p.A. as of December 31, 2001, and the consolidated results of its operations for the year then ended.

Milan, April 10, 2002

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia
(partner)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via C. D. Romagnosi 18/A
Capitale Sociale € 1.043.330,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

DAVIDE CAMPARI MILANO SPA

BOARD OF STATUTORY AUDITORS REPORT

ON THE CONSOLIDATED GROUP FINANCIAL STATEMENTS

AS OF 31 DECEMBER 2001

IN ACCORDANCE WITH SECTION 41, LAW DECREE N. 127 OF 9 APRIL 1991

***

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

In the performance of our duties we audited, in accordance with Section 41 of Law Decree 127/91, the consolidated group financial statements of Davide Campari Milano S.p.A. as of 31 December 2001, expressed in thousands of Euro, which closed with net income of 63,406 thousand Euro, total assets of 752,991 thousand Euro, shareholders' equity of 366,931 thousand Euro net of the Group's income for the fiscal year, memorandum accounts for an amount of 24,971 thousand Euro, as well as the Directors' Report.

A) Audit of the Consolidated Financial Statements

1. Our audit was carried out according to the principles of behaviour of the board of statutory auditors, set out by the *Consiglio Nazionale dei Dottori Commercialisti* (National Council of Accountants) and, in accordance with said principles, we referred to the laws governing consolidated financial statements, construed and complemented by the correct accounting principles set out by the *Consiglio Nazionale dei Dottori Commercialisti.*

2. The financial statements of subsidiary companies were subjected to statutory audit by theirs respective boards of auditors; on said financial statements, therefore, direct auditing was performed by the Boards of Auditors and

individual reports, which we have reviewed, do not contain any anomalies or indications of irregularities.

3. We have reviewed the prior confirmation letter issued by Reconta Ernst Young, the audit firm entrusted with the voluntary audit of the consolidated financial statements, and we have noted that it contains no negative indications;

4. The consolidation area was reviewed, the consolidation principles were examined and the congruity of the evaluation criteria applied was verified.

5. We can state that there are not deviations from the legal provisions that govern consolidated financial statements, as complemented by the aforementioned accounting principles; nor are there any deviations from the rules of behaviour of the board of auditors.

The correspondence of the consolidated financial statements submitted for our review with the accounting records of the controlling company and with the data transmitted by the companies included in the consolidation was verified by the audit firm.

6. In our judgment, the aforesaid consolidated financial statement globally expresses in a correct manner the balance sheet and the income statement of the group headed by Davide Campari Milano SpA for the fiscal year closed on 31 December 2001, in accordance with the rules governing consolidated financial statements mentioned in A)1 above.

B) Audit of the Director's Report

1. The Director's Report, which accompanies the consolidated financial statements, was audited by us to verify its compliance with the content set out by Section 40 of Law Decree 127/91 and to ascertain its congruity with the consolidated financial

statements as set out by Section 41 of Law Decree 127/91.

2. Based on the audits performed, the Board considers the report on the group's performance to be correct and consistent with the consolidated financial statements.

<u>THE STATUTORY AUDITORS</u>

Avv. Umberto Tracanella

Dr. Antonio Ortolani

Avv. Marco Di Paco

varie/959a2rbc

Parent Company's financial statements
Accounting statements
(Euro)

Parent company's financial statements
(Euro)

Assets	31 December 2001	31 December 2000
A) Amounts due from Shareholders	–	–
B) Fixed assets		
I. Intangible		
3) Industrial patents and intellectual property rights	469,453	344,471
6) Intangible assets in progress and advances to suppliers of intangible fixed assets	353,868	1,498,371
7) Other intangible fixed assets	2,061,396	1,058,136
Total intangible fixed assets	**2,884,717**	**2,900,978**
II. Tangible fixed assets		
1) Land and buildings	7,092,372	9,996,573
2) Plant and machinery	5,030,435	5,165,939
3) Industrial and commercial equipment	224,387	292,842
4) Other tangible fixed assets	1,645,306	1,440,115
5) IIntangible assets in progress and advances	1,112,914	26,339
Total tangible fixed assets	**15,105,414**	**16,921,808**
III. Financial fixed assets		
1) Equity investments in:	322,564,765	174,703,503
a) subsidiary companies	322,498,848	174,627,257
d) other companies	65,917	76,246
2) Receivables	407,569	512,988
d) From other companies	407,569	512,988
– after 12 months	407,569	512,988
4) Own shares	31,000,000	–
Total financial fixed assets	**353,972,334**	**175,216,491**
Total fixed assets	371,962,465	195,039,277
C) Current assets		
I. Inventories		
1) Raw, ancillary and consumable materials	5,016,428	5,538,347
2) Work in progress and semi-finished products	1,829,862	2,034,509
4) Finished products and goods for resale	2,238,108	1,857,791
Total inventories	**9,084,398**	**9,430,647**
II. Receivables		
1) From customers	153	–
within 12 months	153	–
2) Due from subsidiary companies	17,102,423	39,646,603
within 12 months	17,102,423	39,646,603
3) Due from associated companies	400	–
within 12 months	400	–
5) Due from other companies	3,428,402	50,985,250
whithin 12 months	3,389,525	50,949,869
after 12 months	38,877	35,381
Total receivables	**20,531,378**	**90,631,853**
III. Financial assets not held as fixed assets	–	–
IV. Liquid funds		
1) Bank and postal deposits	523,779	8,272,786
3) Cash and liquidity	3,179	5,127
Total liquid funds	**526,958**	**8,277,913**
Total current funds	**30,142,734**	**108,340,413**
D) Accrued income and prepaid expenses		
2) Sundry	4,333,305	5,647,573
Total accrued income and prepaid expenses	**4,333,305**	**5,647,573**
Total assets	**406,438,504**	**309,027,263**

Parent company's financial statements
(Euro)

Liabilities	31 December 2001	31 December 2000
A) Shareholders' equity		
I. Share capital	29,040,000	29,040,000
II. Share overprice reserve	–	–
III. Revaluation reserves	–	–
IV. Legal reserve	5,808,000	1,499,791
V. Reserve for own shares in portfolio	31,000,000	–
VI. Mandatory reserves	–	–
VII. Other reserves:	17,375,915	16,709,727
Extraordinary reserve	7,981,689	7,981,689
Reserve for interest transf. as per Law 544/92	3,041,357	3,041,357
Merger residual	5,686,681	5,686,681
Prepaid amortization reserve	666,188	–
VIII. Income (losses) carried forward	123,360,643	167,269,088
IX. Income (loss) for the period	32,410,739	17,562,396
Total Shareholders' equity	**238,995,297**	**232,081,002**
B) Reserves for risks and charges		
2) For taxes	18,335,742	18,539,805
a) taxes	17,043,078	17,043,078
b) deferred taxes	1,292,664	1,496,727
3) Other risks and charges	50,000	68,943
Total reserves for risks and charges	**18,385,742**	**18,608,748**
C) Employees' leaving indemnity – Italy	**5,200,239**	**5,518,523**
D) Payables		
3) Payables due to banks	103,554,911	3,614,301
within 12 months	103,554,911	3,614,301
5) Advances	161,651	130,664
within 12 months	161,651	130,664
6) Payables due to suppliers	8,633,383	8,932,798
within 12 months	8,633,383	8,932,798
8) Payables due to subsidiary companies	24,554,658	35,140,231
within 12 months	24,554,658	35,140,231
9) Payables due to associated companies	–	78
within 12 months	–	78
11) Payables due to tax authorities	3,599,689	2,504,634
within 12 months	3,599,689	2,504,634
12) Payables due to social security institutions	881,444	955,842
within 12 months	881,444	955,842
13) Other payables	2,431,018	1,540,442
within 12 months	2,431,018	1,540,442
Total payables	**143,816,754**	**52,818,990**
E) Accrued expenses and deferred income		
2) Sundry	40,472	–
Total accrued expenses and deferred income	**40,472**	–
Total liabilities	**406,438,504**	**309,027,263**

Memorandum accounts	31 December 2001	31 December 2000
2) IMPROPER PLEDGE SYSTEM		
Pledges to other companies	12,816,634	53,704,255
Guarantees received	2,970	31,021,371
Guarantees give	10,232,041	9,782,889
Total improper pledge system	**23,051,645**	**94,508,515**
TOTAL MEMORANDUM ACCOUNTS	**23,051,645**	**94,508,515**

Parent company's financial statements
(Euro)

Income Statement	31 December 2001	31 December 2000
A) Value of production		
1) Revenues from sales and services	82,091,768	86,164,819
2) Change in work in progress, semi-finished and finished products	175,671	187,856
5) Other income and revenues	17,717,454	16,530,659
Total value of production	**99,984,893**	**102,883,334**
B) Production costs		
6) Raw, ancillary and consumable materials and goods for resale	37,973,463	36,882,749
7) Services	19,401,672	16,209,996
8) Rental and lease chargesi	4,056,451	3,981,548
9) Personnel	15,211,299	14,987,122
a) Wages and salaries	10,257,970	10,274,348
b) Social security contributions	3,355,871	3,448,097
c) Employees' leaving indemnity - Italy	709,176	739,849
e) Other costs	888,282	524,828
10) Amortization and depreciation	3,963,788	2,781,731
a) Intangible fixed assets amortization	1,983,775	1,035,678
b) Tangible fixed assets depreciation	1,980,013	1,746,053
11) Changes in inventories of raw, ancillary and consumable materials	521,918	261,050
12) Provision for risks	134,557	18,528,995
14) Other provisions	14,591,574	16,991,375
Total production costs	**95,854,722**	**110,624,566**
Difference value and cost of production (A - B)	**4,130,171**	**–7,741,232**
C) Financial income and expenses		
15) Income from equity investments:	30,004,665	22,258,733
– from subsidiary companies	30,000,000	22,255,772
other companies	4,665	2,961
16) Other financial income	1,882,263	3,646,608
d) income differing from previous	1,882,263	3,646,608
– from subsidiary companies	851,661	1,621,887
– other companies	1,030,602	2,024,721
17) Interest and financial expenses	8,025,627	2,028,584
– from subsidiary companies	1,699,175	1,716,556
– other companies	6,326,452	312,028
Total financial income and expenses (15 + 16 - 17)	**23,861,301**	**23,876,757**
D) Adjustments to the value of financial assets	–	–
E) Extraordinary income and expenses		
20) Extraordinary income:	7,515,919	3,903,148
– Gains on disposal of fixed assets	3,633,892	3,061,642
– Other extraordinary income	3,882,027	841,506
21) Extraordinary expenses:	372,921	209,104
– Other extraordinary expenses	372,921	209,104
Total of extraordinary accounts (20 - 21)	**7,142,998**	**3,694,044**
Income before taxes (A - B +/- C +/- D +/- E)	**35,134,470**	**19,829,569**
22) Income taxes for the period	2,723,731	2,267,173
– Current	1,836,345	1,456,795
– Deferred taxes	279,118	1,252,418
– Prepaid taxes	608,268	–442,040
23) Net income	**32,410,739**	**17,562,396**